FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56
4 - NIRE (Corporate Registry ID)
35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS Av. Brigadeiro Luis Antonio, 3142			2 - DISTRICT Jardim Paulista
3 - ZIP CODE 01402-901	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3886-0421	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 11	12 - FAX 3886-2677	13 - FAX -	14 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG
2 - ADDRESS Av. Brigadeiro Luis Antonio, 3142			3 - DISTRICT Jardim Paulista
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	2	4/1/2010	6/30/2010	1	1/1/2010	3/31/2010
09 - INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 6/30/2010	2 – PREVIOUS QUARTER 3/31/2010	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2009
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	157,774	155,387	137,847
3 - Total	257,454	255,067	237,527
Treasury Stock
4 - Common	0	0	0
5 - Preferred	233	370	370
6 - Total	233	370	370

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	5/25/2010	Dividend	5/31/2010	Common Share	0.0727272727
02	RCA*	5/25/2010	Dividend	5/31/2010	Common Share	0.0800000000

*Board of Directors Meeting

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	3/15/2010	5,375,003	252	Stock Option	10	24.6300000000
02	4/29/2010	5,463,542	85,480	Profits Reserve	0	0.0000000000
03	4/29/2010	5,480,324	16,782	Capital Reserve	0	0.0000000000
04	4/29/2010	5,547,450	67,126	Capital Reserve	1,112	60.3900000000
05	6/9/2010	5,554,892	7,442	Stock Option	244	30.5200000000
06	3/15/2010	5,375,064	61	Stock Option	3	26.9300000000
07	3/15/2010	5,378,062	2,998	Stock Option	109	27.4700000000
08	6/9/2010	5,568,768	13,876	Stock Option	563	24.6300000000
09	6/9/2010	5,571,307	2,539	Stock Option	94	26.9300000000
10	6/9/2010	5,573,375	2,068	Stock Option	75	27.4700000000
11	6/9/2010	5,573,435	60	Stock Option	2	39.7300000000
12	6/9/2010	5,573,437	2	Stock Option	162	0.0100000000
13	6/9/2010	5,573,438	1	Stock Option	60	0.0100000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 7/27/2010	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
1	Total Assets	13,364,232	13,091,326
1.01	Current Assets	4,163,806	4,234,588
1.01.01	Cash and Cash Equivalents	1,289,597	1,268,511
1.01.01.01	Cash and Banks	47,815	59,644
1.01.01.02	Financial Investments	1,241,782	1,208,867
1.01.02	Credits	1,423,350	1,419,145
1.01.02.01	Customers	734,602	816,914
1.01.02.02	Sundry Credits	688,748	602,231
1.01.02.02.01	Recoverable Taxes	365,682	306,975
1.01.02.02.02	Deferred Income and Social Contribution Taxes	88,743	122,784
1.01.02.02.03	Receivables Securitization Fund	0	0
1.01.02.02.04	Prepaid Expenses and Other	234,323	172,472
1.01.02.02.05	Dividends Receivables	0	0
1.01.02.02.06	Advance for Future Capital Increase	0	0
1.01.03	Inventories	1,450,859	1,546,932
1.01.04	Other	0	0
1.02	Noncurrent Assets	9,200,426	8,856,738
1.02.01	Long-term Receivables	1,552,278	1,315,518
1.02.01.01	Sundry Credits	719,169	685,493
1.02.01.01.01	Receivables Securitization Fund	113,484	109,326
1.02.01.01.02	Recoverable Taxes	106,532	128,133
1.02.01.01.03	Deferred Income and Social Contribution Taxes	198,895	183,617
1.02.01.01.04	Deposits for Judicial Appeals	231,819	219,301
1.02.01.01.05	Accounts Receivable	33,588	31,454
1.02.01.01.06	Prepaid Expenses and Other	34,851	13,662
1.02.01.01.07	Derivative Financial Instruments	0	0
1.02.01.02	Credits with Related Parties	833,109	630,025
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	793,692	598,021
1.02.01.02.03	Other Related Parties	39,417	32,004
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	7,648,148	7,541,220
1.02.02.01	Investments	2,229,465	2,189,686
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	2,229,460	2,189,681
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	5	5
1.02.02.02	Property and Equipment	4,458,878	4,386,297
1.02.02.03	Intangible Assets	959,805	965,237
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2	Total liabilities	13,364,232	13,091,326
2.01	Current liabilities	3,579,404	3,353,153
2.01.01	Loans and Financing	668,084	402,717
2.01.02	Debentures	502,964	262,358
2.01.03	Suppliers	1,815,552	2,065,252
2.01.04	Taxes, Fees and Contributions	181,344	162,293
2.01.05	Dividends Payable	1,674	94,487
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	16,688	17,152
2.01.08	Other	393,098	348,894
2.01.08.01	Payroll and Social Contributions	205,351	163,943
2.01.08.02	Public Utilities	3,847	3,780
2.01.08.03	Rentals	20,052	19,680
2.01.08.04	Advertising	45,362	25,183
2.01.08.05	Insurance	113	109
2.01.08.06	Financing due to Purchase of Assets	14,211	14,211
2.01.08.07	Other Accounts Payable	91 ,585	108,671
2.01.08.08	Companies Acquisitions	12,577	13,317
2.02	Noncurrent Liabilities	3,009,479	3,037,678
2.02.01	Long-term Liabilities	3,009,479	3,037,678
2.02.01.01	Loans and Financing	570,096	500,036
2.02.01.02	Debentures	1,035,695	1,238,702
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	85,139	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,318,549	1,298,940
2.02.01.06.01	Provision for Litigations	116,909	108,873
2.02.01.06.02	Tax Installments	1,192,847	1,179,537
2.02.01.06.03	Provision for Capital Deficiency	2,504	4,983
2.02.01.06.04	Other Accounts Payable	6,289	5,547
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	6,775,349	6,700,495
2.05.01	Paid-up Capital	5,573,438	5,378,062
2.05.02	Capital Reserves	441 ,782	519,903
2.05.02.01	Special Goodwill Reserve	344,605	428,514
2.05.02.02	Recognized Granted Options	97,139	91,351
2.05.02.03	Capital Reserve	38	38
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	760,129	802,530

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2.05.04.01	Legal	176,217	176,217
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	204,562	246,963
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	379,350	379,350
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.01	Gross Sales and/or Services	4,160,754	8,425,898	3,881,675	7,517,809
3.02	Gross Revenue Deductions	(413,155)	(823,862)	(431,511)	(887,403)
3.03	Net Sales and/or Services	3,747,599	7,602,036	3,450,164	6,630,406
3.04	Cost of Sales and/or Services Rendered	(2,763,002)	(5,625,050)	(2,536,314)	(4,886,501)
3.05	Gross Profit	984,597	1,976,986	913,850	1,743,905
3.06	Operating Income/Expenses	(902,075)	(1,728,842)	(740,107)	(1,443,181)
3.06.01	Selling	(584,980)	(1,155,940)	(545,420)	(1,027,115)
3.06.02	General and Administrative	(124,825)	(261,772)	(86,665)	(196,824)
3.06.03	Financial	(68,365)	(130,955)	(41,108)	(85,813)
3.06.03.01	Financial Income	51 ,472	108,531	52,677	114,580
3.06.03.02	Financial Expenses	(119,837)	(239,486)	(93,785)	(200,393)
3.06.04	Other Operating Income	(21 ,169)	(20,839)	459	107
3.06.04.01	Permanent Assets Income	(1,912)	(1,582)	459	107
3.06.04.02	Non-Recurring Income	(19,257)	(19,257)	0	0
3.06.05	Other Operating Expenses	(144,850)	(232,969)	(79,856)	(164,478)
3.06.05.01	Depreciation/Amortization	(89,360)	(177,479)	(79,856)	(164,478)
3.06.05.02	Other Operating Expenses	(55,490)	(55,490)	0	0
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	42,114	73,633	12,483	30,942
3.07	Operating Result	82,522	248,144	173,743	300,724
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	82,522	248,144	173,743	300,724
3.10	Provision for Income Tax and Social Contribution	4,536	10,400	(13,253)	(16,371)
3.11	Deferred Income Tax	(18,763)	(58,484)	(26,176)	(51,990)
3.12	Statutory Profit Sharing /Contributions	(6,001)	(11,566)	(2,586)	(5,777)
3.12.01	Profit Sharing	(6,001)	(11,566)	(2,586)	(5,777)
3.12.02	Contributions	0	0	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	62,294	188,494	131,728	226,586
	No. SHARES, EX-TREASURY (in thousands)	257,221	257,221	237,157	237,157
	EARNINGS PER SHARE (in reais)	0.24218	0.73281	0.55545	0.95543
	LOSS PER SHARE (in reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01	Net Cash from Operating Activities	(47,683)	(448,782)	607,287	415,787
4.01.01	Cash Generated in the Operations	194,171	477,601	310,056	556,687
4.01.01.01	Net Income (Loss) for the Year	62,294	188,494	131,728	226,586
4.01.01.02	Deferred Income Tax	18,763	58,484	26,176	51,990
4.01.01.03	Income from Written-Off Permanent Assets	1,537	2,991	(249)	1,843
4.01.01.04	Depreciation and Amortization	89,360	177,479	79,856	164,478
4.01.01.05	Interest and Monetary Variation	44,940	88,077	65,517	114,133
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(42,114)	(73,633)	(12,483)	(30,942)
4.01.01.07	Provision for Contingencies	13,832	23,025	15,606	22,569
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	(229)	(588)	(2,247)	(4,445)
4.01.01.09	Share-Based Payment	5,788	13,272	6,152	10,475
4.01.01.10	Provision for Goodwill Amortization	0	0	0	0
4.01.02	Variation on Assets and Liabilities	(241,854)	(926,383)	297,231	(140,900)
4.01.02.01	Accounts Receivable	79,799	75,601	76,753	279,189
4.01.02.02	Inventories	96,072	70,753	204,798	(60,143)
4.01.02.03	Recoverable Taxes	(36,057)	(104,708)	48,749	28,395
4.01.02.04	Other Assets	(83,215)	(154,902)	126,451	72,886
4.01.02.05	Related Parties	(110,175)	(248,908)	51,173	(23,113)
4.01.02.06	Judicial Deposits	(8,439)	(19,311)	3,246	(6,532)
4.01.02.07	Suppliers	(249,701)	(511,893)	(217,689)	(310,694)
4.01.02.08	Payroll and Charges	41,409	(20,199)	49,243	5,630
4.01.02.09	Taxes and Social Contributions Payable	29,839	22,234	(8,314)	(43,529)
4.01.02.10	Other Accounts Payable	(1,386)	(35,050)	(37,179)	(82,989)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(158,764)	(366,298)	(77,787)	(149,760)
4.02.01	Capital Increase in Subsidiaries	23	(28,552)	60	60
4.02.02	Acquisition of Fixed Assets	(156,570)	(325,847)	(69,037)	(120,504)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.02.03	Increase in Intangible Assets	(3,049)	(13,509)	(10,342)	(30,861)
4.02.04	Sale of Fixed Assets	832	1 ,610	1,532	1,545
4.03	Net Cash from Financing Activities	227,533	176,240	105,009	13,088
4.03.01	Capital Increase/Decrease	25,989	29,300	1,338	(9,571)
4.03.02	Funding and Refinancing	333,620	333,620	206,721	219,936
4.03.03	Payments	(17,865)	(36,311)	(33,833)	(71,132)
4.03.04	Interest Paid	(2,184)	(38,338)	(7,569)	(64,497)
4.03.05	Payment of Dividends	(112,027)	(112,031)	(61,648)	(61,648)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	21 ,086	(638,840)	634,509	279,115
4.05.01	Opening Balance of Cash and Cash Equivalents	0	1 ,928,437	898,333	1,253,727
4.05.02	Closing Balance of Cash and Cash Equivalents	21 ,086	1,289,597	1,532,842	1,532,842

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2010 TO 6/30/2010 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495
5.04	Net Income/Loss for the Period	0	0	0	0	62,294	0	62,294
5.05	Allocations	0	0	0	0	(19,215)	0	(19,215)
5.05.01	Dividends	0	0	0	0	(19,215)	0	(19,215)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	195,376	(78,121)	0	(85,480)	0	0	31,775
5.08.01	Subscribed Capital	25,988	0	0	0	0	0	25,988
5.08.02	Capitalization of Reserves	169,388	(83,908)	0	(85,480)	0	0	0
5.08.03	Recognized Granted Options	0	5,787	0	0	0	0	5,787
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,573,438	441,782	0	590,850	169,279	0	6,775,349

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 6/30/2010 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	188,494	0	188,494
5.05	Allocations	0	0	0	0	(19,215)	0	(19,215)
5.05.01	Dividends	0	0	0	0	(19,215)	0	(19,215)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	198,687	(70,637)	0	(85,480)	0	0	42,570
5.08.01	Subscribed Capital	29,299	0	0	0	0	0	29,299
5.08.02	Capitalization of Reserves	169,388	(83,908)	0	(85,480)	0	0	0
5.08.03	Recognized Granted Options	0	13,271	0	0	0	0	13,271
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,573,438	441 ,782	0	590,850	169,279	0	6,775,349

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
1	Total Assets	17,926,195	17,766,168
1.01	Current Assets	8,278,070	8,199,530
1.01.01	Cash and Cash Equivalents	1,768,200	1,807,633
1.01.01.01	Cash and Banks	226,538	242,728
1.01.01.02	Financial Investments	1,541,662	1,564,905
1.01.02	Credits	3,669,348	3,511,150
1.01.02.01	Customers	2,234,944	2,298,798
1.01.02.02	Sundry Credits	1,434,404	1,212,352
1.01.02.02.01	Recoverable Taxes	705,112	568,049
1.01.02.02.02	Deferred Income and Social Contribution Taxes	196,541	186,461
1.01.02.02.03	Prepaid Expenses and Other	532,751	457,842
1.01.03	Inventories	2,816,066	2,863,280
1.01.04	Other	24,456	17,467
1.01.04.01	Related Parties	24,456	17,467
1.01.04.02	Other	0	0
1.02	Noncurrent Assets	9,648,125	9,566,638
1.02.01	Long-term Receivables	2,519,192	2,536,844
1.02.01.01	Sundry Credits	2,249,035	2,277,145
1.02.01.01.01	Recoverable Taxes	191,553	210,055
1.02.01.01.02	Deferred Income and Social Contribution Taxes	1,106,956	1,156,368
1.02.01.01.03	Deposits for Judicial Appeals	472,628	451,521
1.02.01.01.04	Accounts Receivable	442,527	428,317
1.02.01.01.05	Prepaid Expenses and Other	35,371	30,884
1.02.01.02	Credits with Related Parties	270,157	259,699
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	217,824	217,867
1.02.01.02.03	Other Related Parties	52,333	41,832
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	7,128,933	7,029,794
1.02.02.01	Investments	237,643	222,981
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Subsidiaries	237,638	222,511
1.02.02.01.03	Other Investments	5	470
1.02.02.02	Property and Equipment	5,437,575	5,352,367
1.02.02.03	Intangible Assets	1,453,715	1,454,446
1.02.02.04	Deferred Charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2	Total liabilities	17,926,195	17,766,168
2.01	Current liabilities	5,856,278	5,834,167
2.01.01	Loans and Financing	810,445	847,762
2.01.02	Debentures	502,964	262,358
2.01.03	Suppliers	3,263,749	3,406,065
2.01.04	Taxes, Fees and Contributions	282,533	246,789
2.01.05	Dividends Payable	3,349	96,161
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	37,086	31,654
2.01.08	Other	956,152	943,378
2.01.08.01	Payroll and Social Contributions	364,994	324,592
2.01.08.02	Public Utilities	7,517	7,138
2.01.08.03	Rentals	47,913	45,144
2.01.08.04	Advertising	45,825	25,538
2.01.08.05	Insurance	212	195
2.01.08.06	Financing due to Purchase of Assets	14,212	14,212
2.01.08.07	Other Accounts Payable	300,647	354,615
2.01.08.08	Companies Acquisition	174,832	171 ,944
2.02	Noncurrent Liabilities	5,226,007	5,141,056
2.02.01	Long-term Liabilities	5,226,007	5,141,056
2.02.01.01	Loans and Financing	2,399,241	2,155,376
2.02.01.02	Debentures	1,035,695	1,238,702
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,791,071	1,746,978
2.02.01.06.01	Provision for Litigations	284,237	293,733
2.02.01.06.02	Tax Payment by Installments	1,294,751	1,275,556
2.02.01.06.03	Other Accounts Payable	212,083	177,689
2.03	Deferred Income	0	0
2.04	Minority Shareholders	68,561	90,450
2.05	Shareholders’ Equity	6,775,349	6,700,495
2.05.01	Paid-up Capital	5,573,438	5,378,062
2.05.02	Capital Reserve	441,782	519,903
2.05.02.01	Goodwill Special Reserve	344,605	428,514
2.05.02.02	Recognized Granted Options	97,139	91,351
2.05.02.03	Capital Reserve	38	38
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	760,129	802,530

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2.05.04.01	Legal	176,217	176,217
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	204,562	246,963
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	379,350	379,350
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.01	Gross Sales and/or Services	7,815,439	15,601,091	5,641,347	10,932,663
3.02	Gross Revenue Deductions	(837,556)	(1,649,693)	(634,495)	(1,284,367)
3.03	Net Sales and/or Services	6,977,883	13,951,398	5,006,852	9,648,296
3.04	Cost of Sales and/or Services Rendered	(5,342,538)	(10,644,276)	(3,739,381)	(7,204,631)
3.05	Gross Profit	1,635,345	3,307,122	1,267,471	2,443,665
3.06	Operating Income/Expenses	(1,553,466)	(3,044,270)	(1,084,677)	(2,125,516)
3.06.01	Selling	(1,080,020)	(2,117,328)	(822,408)	(1,534,943)
3.06.02	General and Administrative	(160,412)	(384,502)	(99,943)	(251,294)
3.06.03	Financial	(168,990)	(273,460)	(61,084)	(132,273)
3.06.03.01	Financial Income	69,970	144,340	54,984	120,996
3.06.03.02	Financial Expenses	(238,960)	(417,800)	(116,068)	(253,269)
3.06.04	Other Operating Income	10,848	37,831	(420)	(787)
3.06.04.01	Other Operating Income	78,265	105,589	0	0
3.06.04.02	Permanent Assets Income	2,678	2,337	(420)	(787)
3.06.04.03	Non-Recurring Income	(70,095)	(70,095)	0	0
3.06.05	Other Operating Expenses	(1 69,513)	(331,060)	(104,204)	(213,515)
3.06.05.01	Other Operating Expenses	(42,021)	(78,424)	0	0
3.06.05.02	Depreciation/Amortization	(127,492)	(252,636)	(104,204)	(213,515)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	14,621	24,249	3,382	7,296
3.07	Operating Result	81,879	262,852	182,794	318,149
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	81,879	262,852	182,794	318,149
3.10	Provision for Income and Social Contribution Taxes	2,928	(5,036)	(14,814)	(21,284)
3.11	Deferred Income Tax	(38,762)	(75,666)	(36,699)	(65,491)
3.12	Statutory Profit Sharing /Contributions	(7,906)	(15,199)	(3,123)	(7,572)

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.12.01	Profit Sharing	(7,906)	(15,199)	(3,123)	(7,572)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	24,155	21,543	3,570	2,784
3.15	Income/Loss for the Period	62,294	188,494	131,728	226,586
	No. SHARES, EX-TREASURY (in thousands)	257,221	257,221	237,157	237,157
	EARNINGS PER SHARE (in reais)	0.24218	0.73281	0.55545	0.95543
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01	Net Cash from Operating Activities	(18,386)	(580,866)	519,094	318,321
4.01.01	Cash Generated in the Operations	194,514	607,112	398,935	747,366
4.01.01.01	Net Income	62,294	188,494	131,728	226,586
4.01.01.02	Deferred Income Tax	38,762	75,666	36,699	65,491
4.01.01.03	Income from Written-Off Permanent Assets	(3,661)	(5,991)	(2,384)	(277)
4.01.01.04	Depreciation/Amortization	127,492	252,636	104,204	213,515
4.01.01.05	Interest and Monetary Variation	(16,438)	88,487	107,171	210,887
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(14,621)	(24,249)	(3,382)	(7,296)
4.01.01.07	Provision for Contingencies	18,190	39,477	20,584	30,769
4.01.01.08	Share-Based Payment	5,788	13,272	6,152	10,475
4.01.01.09	Minority Interest	(24,155)	(21,543)	(3,570)	(2,784)
4.01.01.10	Provision for Write-Offs/ Fixed Assets Losses	863	863	1,733	0
4.01.01.11	Provision for Goodwill Amortization	0	0	0	0
4.01.02	Variation in Assets and Liabilities	(212,900)	(1,187,978)	120,159	(429,045)
4.01.02.01	Accounts Receivable	36,485	85,678	(684)	183,552
4.01.02.02	Inventories	46,051	10,215	240,621	(86,133)
4.01.02.03	Recoverable Taxes	(115,917)	(219,444)	58,781	34,722
4.01.02.04	Other Assets	(79,884)	(182,336)	51,116	(14,315)
4.01.02.05	Related Parties	(12,014)	(23,158)	(3,071)	5,857
4.01.02.06	Judicial Deposits	(18,503)	(39,839)	(1,916)	(18,832)
4.01.02.07	Suppliers	(144,649)	(747,026)	(244,184)	(438,265)
4.01.02.08	Payroll and Charges	40,402	(63,324)	55,026	10,937
4.01.02.09	Taxes and Social Contributions Payable	52,925	6,557	(10,295)	(48,500)
4.01.02.10	Other Accounts Payable	(17,796)	(15,301)	(25,235)	(58,068)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(213,396)	(476,798)	(135,302)	(232,613)
4.02.01	Capital Increase in Subsidiaries	(972)	(971)	(15,623)	(15,623)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 – 4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.02.02	Acquisition of Fixed Assets	(204,980)	(427,365)	(110,969)	(187,383)
4.02.03	Increase in Intangible Assets	(9,000)	(22,654)	(10,477)	(31,440)
4.02.04	Sale of Fixed Assets	1,556	2,738	1,767	1,833
4 .02.05	Companies Acquisition	0	(28,546)	0	0
4.03	Net Cash from Financing Activities	192,349	481,664	109,334	14,025
4.03.01	Capital Increase/Decrease	25,989	29,300	1,338	(9,571)
4.03.02	Funding and Refinancing	494,204	880,341	221 ,718	235,035
4.03.03	Payments	(179,242)	(241,409)	(40,939)	(79,444)
4.03.04	Interest Paid	(36,931)	(74,893)	(7,449)	(66,661)
4.03.05	Payments of Dividends	(111,671)	(111,675)	(65,334)	(65,334)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Reduction) in Cash and Cash Equivalents	(39,433)	(576,000)	493,126	99,733
4.05.01	Opening Balance of Cash and Cash Equivalents	0	2,344,200	1,232,219	1,625,612
4.05.02	Closing Balance of Cash and Cash Equivalents	(39,433)	1 ,768,200	1,725,345	1,725,345

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 4/1/2010 TO 6/30/2010 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495
5.04	Net Income/Loss for the Period	0	0	0	0	62,294	0	62,294
5.05	Allocations	0	0	0	0	(19,215)	0	(19,215)
5.05.01	Dividends	0	0	0	0	(19,215)	0	(19,215)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	195,376	(78,121)	0	(85,480)	0	0	31,775
5.08.01	Subscribed Capital	25,988	0	0	0	0	0	25,988
5.08.02	Capitalization of Reserves	169,388	(83,908)	0	(85,480)	0	0	0
5.08.03	Recognized Granted Options	0	5,787	0	0	0	0	5,787
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,573,438	441 ,782	0	590,850	169,279	0	6,775,349

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 6/30/2010 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	188,494	0	188,494
5.05	Allocations	0	0	0	0	(19,215)	0	(19,215)
5.05.01	Dividends	0	0	0	0	(19,215)	0	(19,215)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	198,687	(70,637)	0	(85,480)	0	0	42,570
5.08.01	Subscribed Capital	29,299	0	0	0	0	0	29,299
5.08.02	Capitalization of Reserves	169,388	(83,908)	0	(85,480)	0	0	0
5.08.03	Recognized Granted Options	0	13,271	0	0	0	0	13,271
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,573,438	441 ,782	0	590,850	169,279	0	6,775,349

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of reais, except when indicated otherwise.

1.    Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”), headquartered in the City of São Paulo, State of São Paulo, is a publicly-held corporation.

The Company and its subsidiaries operate primarily as a retailer and wholesaler of food products, bazaar articles, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized stores, department stores, convenience stores and the Internet. GPA has the following brands in its portfolio "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Extra.com” “Sendas”, “Assai” and “Ponto Frio” e “PontoFrio.com”.

Founded in 1948, the Company has 87,000 employees, 1,102 stores in 19 Brazilian states and the Federal District and a logistics infrastructure comprised by 28 warehouses located in seven states.

The Company joined the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

Diniz Group and Casino Group share the Company’s control by means of a holding company named Wilkes Participações S.A., pursuant to the Agreement entered into in May 2005.

Relevant Operations and Partnerships

a)   Sendas Distribuidora

GPA has a partnership with Rio de Janeiro’s retail chain, Sendas, pursuant to Note 10 b (iii) -. Sendas Distribuidora S.A. (“Sendas Distribuidora”) operates retail activities of the Company and Sendas S.A.  throughout the State of Rio de Janeiro.

b)   Partnership with Itaú

As of 2004, GPA is partner of Banco Itaú Holding S.A. and Unibanco Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers (see Note 10 b (vi)).

c)   Acquisition of Assai

As of November 1, 2007, GPA started operating in the cash & carry segment (“atacarejo”), reinforcing its multiformat positioning. With the operations carried out in 2007 and 2009, GPA acquired the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), the recipient company of Assai Comercial e Importadora Ltda.’s spun-off assets.

In October 2008, GPA started operating in the cash & carry segment (“atacarejo”) in the State of Rio de Janeiro (“Assai”) by means of Xantocarpa Participações Ltda. (wholly-owned subsidiary of Sendas Distribuidora – “Xantocarpa”).

1.    Operations (Continued)

d)   Acquisition of Ponto Frio

In July 2009, the Company, by means of one of its subsidiaries, acquired the share control of Globex Utilidades S.A. (“Globex”), strengthening and expanding its operations in the home appliance segment. (See Note 10 b (v))

e)   Partnership with Casas Bahia

In December 2009, GPA and the controlling partners of Casas Bahia entered into a Partnership Agreement aiming at merging their retail trade of durable goods, as well as consolidating the durable goods e-commerce. This partnership will allow GPA to offer a larger diversity of products, better customer service and easier credit access.

At July 1, 2010, GPA and Globex entered into an addendum to the Partnership Agreement, signed on December 4, 2009 with the controlling partners of Casas Bahia Comercial Ltda. (“Casas Bahia”). In the addendum, the parties reviewed certain conditions of the partnership between Globex and Casas Bahia (“Partnership”), and defined the necessary stages for its implementation, as announced to the market through a material fact.

GPA and Globex expect that this Partnership will be implemented within 120 days as of July 1, 2010.

Once completed the Partnership, the controlling partners of Casas Bahia will hold shares issued by Globex representing 47% of its total capital stock and GPA will hold shares representing, at least, 52% of Globex’s capital stock, relying on the interest of minority shareholders in Globex’s capital stock.

In addition, Globex will remain as controlling shareholder of Ponto Frio.com Comércio Eletrônico S.A. (“PF.com”) and holder of common shares representing 50.1% of its capital stock. CBD will hold shares representing 43.9% of PF.com’s total capital stock and part of its officers will hold the remaining shares, corresponding to 6% of PF.com’s total capital stock. The latter will operate e-commerce activities, which are currently developed by the websites extra.com, pontofrio.com and casasbahia.com, besides wholesale durable goods e-commerce.

A shareholders’ agreement of Globex will be executed by the parties and announced to the market, as well as a shareholders’ agreement of PF.com will be executed, regulating the rights and obligations of each party in the aforementioned companies.

The parties have jointly submitted the partnership conditions to the Antitrust Brazilian System, according to the terms originally agreed upon and pursuant to the material fact disclosed by the parties at February 3, 2010, at that date, they entered into a Provisional Agreement for the Maintenance of the Reversibility of Operation (APRO) with the Administrative Council for Economic Defense (CADE). Therefore, at July 6, 2010, the parties notified CADE on the execution of the aforementioned addendum.

2.    Basis of preparation and presentation of quarterly information

a)  Quarterly Information

The individual (parent company) and consolidated quarterly information were prepared and are presented according to the rules issued by the Brazilian Securities and Exchange Commission (CVM), the provisions of the Brazilian Corporation Law (Law 6,404/76), including provisions amended by Laws 11,638/07 and 11,941/09, as well as pronouncements, guidelines and interpretations issued by the Brazilian Committee on Accounting Pronouncements (CPC). This quarterly information was approved at the board of executive officers meeting held at July 22, 2010.

During 2009, the Brazilian Committee on Accounting Pronouncements (CPC) issued and the Brazilian Securities and Exchange Commission (CVM) approved several Technical Pronouncements, Interpretations and Guidelines whose effectiveness is only mandatory for the fiscal year ended December 31, 2010, requiring that the companies file again the financial statements of the comparative year.

The Company decided not to exercise its eligibility concerning the quarterly information of June 30, 2010, and at its best judgment, the Company below shows a brief description of the eventual material changes to the accounting practices previously adopted for the quarterly information of June 30, 2010 and comparative period.

- CPC 15 – Business Combination, approved by CVM Deliberation 580/09 of July 31, 2009: It mainly establishes the buyer’s principles and requirements in a business combination. The Company expects that the figures referring to the acquisition of Globex Utilidades S.A. will change when applying this Pronouncement retrospectively to January 1, 2009, due to the new measurement of goodwill by the expectation of future profitability, resulting from the measurement of Globex’s net assets by the fair value of assets acquired (including identified intangible assets) and obligations assumed.

- CPC 22 – Information by Segment, approved by CVM Deliberation 582 of July 31, 2009: It sets forth that reporting shall be divided by the Company’s operating segment. “Operating segment” is defined as an entity’s component: (a) that develops business activities generating revenues and incurring in expenses; (b) whose operational results are regularly reviewed by the top manager of the Company’s operations in the decision-making process; and (c) to which the financial information is available.

The Company’s Management will analyze additional reporting in its financial statements resulting from the data and indicators of assets, liabilities and results identifiable for each one of its operating segments.

- CPC 24 – Subsequent Event, approved by CVM Deliberation 593 of September 15, 2009: The main impact for applying this rule refers to the recording of dividends. According to CPC 24 at the end of the fiscal year, the Company shall recognize as liability only the mandatory minimum dividend established in its Bylaws. Additional minimum dividends will be recorded as liability as these are approved by the Company’s appropriate bodies.

- CPC 26 – Presentation of the Financial Statements, approved by CVM Deliberation 595, of September 15, 2009: It sets forth the basis for presenting the financial statements, by determining the presentation overall requirements, structuring guidelines and the minimum content to be included in the financial statements. Two new requirements were added in relation to the previous practice; i) comprehensive statement of income; ii) presentation of three balance

2.     Basis of preparation and presentation of quarterly information (Continued)

sheets in the situations in which the Company applies an accounting policy retroactively or files again items in its financial statements.

- CPC 27 – Fixed Assets, approved by CVM Deliberation 583 of July 31, 2009: The Company understands that this rule may cause eventual effects on its financial statements, mainly due to said CPC that requires deducting the estimated residual value from fixed assets in order to calculate depreciation. Currently, the Company depreciates assets by their whole formation cost, not deducting the estimated residual value. The Company is assessing the useful life taking into account the residual value of its assets and will apply this change of depreciation rate retrospectively as of January 1, 2010, in compliance with IPCP 10.

CPC 38, 39 and 40 Financial Instruments: Recognition and Measurement, Presentation, Reporting, approved by CVM Deliberation 604 of November 19, 2009:

- CPC 38 – Financial Instruments: Recognition and Measurement: It rules the recognition and measurement of financial instruments operations – including derivatives. It shall be applied to all companies and all types of financial instruments, aside from specific exceptions. A financial instrument is any agreement originating a financial asset for an entity and a financial liability or equity instrument for another.

CPC 39 – Financial Instruments: Presentation – it aims at establishing the principles for presenting the financial instruments as liability or shareholders’ equity and offsetting the financial assets and liabilities. It applies to the classification of financial instruments, under the issuer’s viewpoint, into financial assets, financial liabilities and equity instruments; the classification of corresponding interest, dividends, gains and losses; the circumstance in which the financial assets and liabilities shall be offset.

CPC 40 – Financial Instruments: Reporting – It introduces the need of detailed reporting on financial statements for the Company’s equity and financial situation and its performance.

3.    Summary of main accounting practices

Accounting estimates to measure and recognize certain assets and liabilities are used in the preparation of the quarterly information of the Company and its subsidiaries. The determination of these estimates took into account experiences of past and current events and other objective and subjective factors. Complying with such, this quarterly information include estimates related to the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability of fixed and intangible assets; the realization expectation of deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for litigations; the benefit value granted through stock options and fair value of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The estimates used in this quarterly information may present variations compared to the actual values upon the realization and/or settlement of operations in which they are involved. The Company reviews its estimates and assumptions, at least, quarterly.

3.    Summary of main accounting practices   (Continued)

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a)  Determination of income

Sales revenues are stated at their gross amounts. Taxes and discounts on sales revenues are presented as reducing accounts. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized upon the transfer of the product, with all risks and benefits to the purchaser. The freight value is included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

The recording of present value adjustment expense, incurring on installment sales, has as corresponding credit the item “trade accounts receivable” and its reversals are recorded in a separate item, called “reversal of present value adjustment from sale of goods”.

b)  Translation of foreign currency-denominated balances

(i)   Functional and presentation currency of the quarterly information

The Company’s functional currency is the Brazilian Real. The quarterly information of each subsidiary, consolidated by Company, as well as those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii)  Foreign currency-denominated transactions

Monetary assets and liabilities indexed in foreign currency were translated into reais using the exchange rate effective on respective closing balance sheet date. The differences resulting from the currency translation are recorded as financial revenues or expenses in income.

c)  Financial instruments

The financial assets and liabilities held by the Company and its subsidiaries are recognized by their fair value upon their contracting, plus transaction costs directly related to their acquisition or issue. Financial instruments are classified according to the purpose to which they were acquired or issued under the following categories: (i) financial assets and liabilities measured at the fair value through income; and (ii) financial assets and liabilities held to maturity. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

•       Financial assets and liabilities measured at fair value through income: these comprise financial investments, financial liabilities generally traded before maturity and derivatives, except for those designated as hedge instruments. They are periodically measured at their fair value, and interest rates, monetary restatement, exchange variation and gains or losses deriving from fair value variations are recorded in income under “Financial Revenues” or “Financial Expenses”.

3.    Summary of main accounting practices   (Continued)

c)  Financial instruments (Continued)

•       Financial assets and liabilities held to maturity: financial assets and liabilities, non-derivatives, with fixed or determinate payments and scheduled maturities. These are measured by the amortized cost through the effective interest rate method. The net book value is calculated using a discount rate over the estimated value of future receivables, taking into consideration the effectiveness period of the financial instrument. Interest rates, monetary restatement, foreign exchange variation, less eventual impairment are recognized in income under “Financial Revenues” or “Financial Expenses”.

•       Derivative financial instruments: derivative financial instruments that will hedge or change the characteristics of financial assets or liabilities, derecognized firm commitments and highly probable transactions. These are measured at their fair market value and variations are recorded against income, and corresponding entry to the appropriate financial revenue or expense account, except for derivatives destined for hedge operations.

•       Available-for-sale financial instruments: non-derivative financial assets available for sale or not classified as granted loans or accounts receivable. These are valued by their fair value, however, with adjustment recorded in a separate item of the shareholders' equity.

Fair market value of financial instruments actively traded on organized markets is determined based on its market pricing calculated at the date of its respective balance sheet. If there is no market, then the fair value is determined through valuation techniques and compatible with usual practices on the market including the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

•       Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments and highly probable transactions, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and (iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature.

•       Fair value hedge: the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value of item purpose of hedge should be classified. The items purpose of hedge and related derivative financial instruments are recorded against proper revenue or expense account in results.

The costs of funding loans are mainly comprised by finder’s fees and the Tax on Financial Transactions (IOF), and are recorded pursuant to the terms of CPC 08.

d)  Cash and cash equivalents

These include cash, positive balances in checking account and marketable securities redeemable within up to 90 days. Marketable securities included in cash and cash equivalents are classified into the “financial assets calculated at fair value through income” category.

3.    Summary of main accounting practices   (Continued)

e)  Accounts receivable

Accounts receivable are stated considering the estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable losses in the realization of such receivables, considering the historic average of losses.

The Company’s installment sales occur with the intermediation of FIC, whose receivables do not remain in the Company (Note 10 b (vi)).

The Company carries out securitization operations of the accounts receivable through PAFIDC

 (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (f) and Note 8).

Accounts receivable from commercial agreements result from bonuses and discounts granted by suppliers, established by agreements and calculated over purchase volume, marketing initiatives, freight cost reimbursement, etc.

f)   Inventories

Inventories are stated at the average acquisition cost or market value, whichever is shorter, adjusted by provision for inventory bonuses for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency. Warehousing and handling costs are appropriated according to inventory turnover and the portion not absorbed is stated at the inventories value. Provisions are recorded based on historical data of the Company.

g)  Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency has been recorded, when applicable. Other investments are recorded at acquisition cost.

h)  Property and equipment

These assets are recorded at acquisition or construction cost (monetarily restated until December 31, 1995) deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11. In leasehold improvements, amortization is calculated considering the shortest term between the term of the lease agreement or assets useful life is utilized.

The Company adopts procedures aiming at ensuring that assets are not recorded by a value higher than the one that can be recoverable for use or sale, pursuant to CPC 01 rules.

Interest and financial charges on loans and financing contracted by third parties directly or indirectly attributable to the process of purchase, construction and/or operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

3.    Summary of main accounting practices   (Continued)

h)  Property and equipment (Continued)

Expenditures for repairs and maintenance are recorded as expenses when they do not significantly affect the useful lives of related assets; or they do not aggregate to the value of assets when they materially contribute to the increase of useful lives of existing facilities and equipment.

i)   Leasing

Financial leasing agreements are recorded in property and equipment against liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates recognized in loans and financing are appropriated to income for the year according to the duration of the agreement by the effective interest rate method.

Operating leasing agreements are recognized as expense based on the determination period of the benefit over leased asset by the Company, regardless of the basis used to determine leasing payments.

The depreciation of capitalized assets is calculated according to their useful life, in the event there is the intention to acquire such asset. If the Company does not intend to acquire the asset, the depreciation is calculated considering the least term between the effectiveness of the agreement or the assets’ useful life.

j)   Intangible assets

Goodwill calculated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 goodwill balances are submitted to an annual test for impairment analysis, as set forth by CPC 01.

Intangible assets with defined useful life term are amortized according to such term and when sign of any impairment signs is verified these assets are submitted to impairment tests. Intangible assets with indeterminate useful life are not amortized, they are submitted to annual test for impairment analysis.

k)  Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to identifying events or changes in economic, operating or technological circumstances that may indicate deterioration, obsolescence or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for impairment by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l)   Other assets and liabilities

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal liability as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

3.    Summary of main accounting practices   (Continued)

l)   Other assets and liabilities (Continued)

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be advantageous for the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months, otherwise, these are stated as noncurrent.

m) Taxation

Revenues from sales of goods and rendering of services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region, and its respective value deducted from the total revenues from sales for the purposes of determining income.

The credits derived from non-cumulative PIS and COFINS are deducted from cost of goods sold in the statement of income for the year.

PIS and COFINS refer to the financial revenues and expenses recorded in the corresponding items.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

Income and social contribution taxes are calculated according to the taxable income based on accounting records and are classified as current or deferred, as follows:

Current – Income and social contribution taxes in Brazil, when opted for the taxable income regime, are calculated at the (i) 25% taxable income (15% increased by 10% surcharge on taxable income exceeding R$240) for income tax, and (ii) 9% on taxable income for social contribution. Brazilian tax laws in force allows to carry forward tax losses referring to previous years with current tax income, limited to 30% of the taxable income of each year.

Deferred – Deferred income and social contribution taxes are calculated based on tax losses and negative basis of social contribution, as well as temporary differences mainly composed of provisions related to the recording of litigations that are not deductible for calculation purposes of taxable income and calculation basis of social contribution only on the date of its financial realization.

Deferred income and social contribution tax assets were recorded pursuant to CVM Ruling 371/02 and take into account the expectation of generating future taxable income, based on a technical feasibility study approved by the Board of Directors.

n)  Share-based compensation

Part of the compensation of the Company’s main executives and managers is paid as stock option plan, measured by their fair value, calculated on the plan granting date, based on the market’s pricing models, considering the share market value, the stock option exercise price and term of the agreement. Compensation costs linked to these programs are recorded on a straight-line basis in income, under operating expenses, during the period the services were rendered by beneficiaries against the capital reserve.

3.    Summary of main accounting practices   (Continued)

o)  Present value adjustment of assets and liabilities

Noncurrent monetary assets and liabilities and current assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

p)  Provision for litigations

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Contingent Assets and Liabilities when setting up its provisions and disclosure on matters regarding litigations and lawsuits. The balances of provisions are stated net of the respective judicial deposits, where applicable (Note 16).

Provisions for lawsuits are recorded as it follows:

•       Contingent assets: it is an asset that likely will result from past events and whose existence is only confirmed by the occurrence or not of one or more uncertain future events not fully under the entity’s control. The Company reports in its notes when the contingent assets are probable and records them in the quarterly information only when they become final and unappealable.

•       Contingent liabilities: likely liability that results from past events and whose existence shall only be confirmed by the occurrence or not of one or more uncertain future events not fully under the Company’s control. (i) When contingent liabilities are probable, the Company records liabilities in its financial statements; (ii) concerning contingent liabilities deemed as possible, these are only reported in the notes to the quarterly information and concerning contingent liabilities deemed as remote, these are neither recorded nor reported.

q)  Earnings per share

The calculation is made according to the "net income/number of outstanding shares” ratio. Pursuant to the Brazilian Corporation Law, earnings may be: distributed, used to increase capital or create the profit expansion reserve, based on the capital budget.

r)   Consolidated quarterly information

The consolidated financial statements are prepared and presented in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247/96, and include the quarterly information of the Company and its subsidiaries Novasoc Comercial Ltda. (“Novasoc”), Sé Supermercados Ltda. (“Sé”), Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa, Vedra Empreendimentos e Participações S.A. (“Vedra”), Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), Lake Niassa Empreendimentos e Participações Ltda. (“Lake Niassa”), Globex, Globex Administração e

3.    Summary of main accounting practices   (Continued)

r)   Consolidated quarterly information (Continued)

Serviços Ltda., Ponto Frio Administração e Importação de Bens Ltda., Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda, Globex Administração de Consórcios Ltda., Pontocred Negócios de Varejo Ltda., PF.com, Bruxellas Empreend. Participações S.A. (“Bruxellas”), Dallas Empreend. e Participações S/A (“Dallas”); Pontocred Negócios de Varejo Ltda (“Pontocred”); E-HUB Consult. Particip. e Comércio S.A.(“E-HUB”); and Banco Investcred Unibanco S.A (“Banco Investcred”).

Sabara S.A. (“Sabara”), indirectly controlled by the Company, headquartered abroad, exclusively makes financial investments.

The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

	Interest of investors (%) – at June 30, 2010
				CBD	Sendas		Lake	Globex
Investees	CBD	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades	Pontocred

Novasoc	10.00	-	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-	-
PAFIDC	9.05	0.71	0.35	-	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-	-
Barcelona	-	-	100.00	-	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00	-	-	-	-	-
Xantocarpa	-	-	-	-	100.00	-	-	-	-
Vedra	90.00	-	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-	-
Dallas	99.99	-	-	-	-	-	-	-	-
Bruxellas	99.99	-	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.76	14.24	-	-
Lake Niassa	-	-	-	-	-	-	-	99.99	-
Globex	98.77	-	-	-	-	-	-	-	-
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	99.99	-
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	99.99	-
Globex Factoring Comercial Ltda.	-	-	-	-	-	-	-	99.99	-
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	99.99	-
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	99.50	-
PF.com	-	-	-	-	-	-	-	99.95	0.05
E-HUB	-	-	-	-	-	-	-	45.00	-
Banco Investcred	-	-	-	-	-	-	50.00	-	-

3.    Summary of main accounting practices (Continued)

r)   Consolidated quarterly information (Continued)

	Interest of investors (%) – at March 31, 2010
				CBD	Sendas		Lake	Globex	Pontocred
Investees	CBD	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades

Novasoc	10.00	-	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-	-
PAFIDC	8.94	0.70	0.35	-	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-	-
Barcelona	-	-	100.00	-	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00	-	-	-	-	-
Xantocarpa	-	-	-	-	100.00	-	-	-	-
Vedra	90.00	-	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-	-
Dallas	99.99	-	-	-	-	-	-	-	-
Bruxellas	99.99	-	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.64	14.36	-	-
Lake Niassa	-	-	-	-	-	-	-	99.99	-
Globex	98.77	-	-	-	-	-	-	-	-
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	99.99	-
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	99.99	-
Globex Factoring Comercial Ltda.	-	-	-	-	-	-	-	99.99	-
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	99.99	-
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	99.50	-
PontoFrio.com Comércio Eletrônico S.A.	-	-	-	-	-	-	-	99.95	0.05
E-HUB	-	-	-	-	-	-	-	45.00	-
Banco Investcred	-	-	-	-	-	-	50.00	-	-

Despite the fact that the Company holds interest in Novasoc that only represents 10% of its capital stock, Novasoc is effectively controlled by the Company by means of a Quotaholders Agreement, with a 99.98% interest in its income.

Sendas Distribuidora is fully consolidated based on the Shareholders’ Agreement signed, which establishes that the operating and administrative management is exclusively conducted by the Company.

The following eliminations occurred during the consolidation process:

  • the balances of assets and liabilities accounts among consolidated companies;

  • the interest in the capital, reserves and accumulated earnings of subsidiaries; and

  • revenues and expenses balances and the unrealized profit originated in transactions between the consolidated companies.

3.    Summary of main accounting practices (Continued)

r)   Consolidated quarterly information (Continued)

Pursuant to CVM Ruling 408/04, the Company, since the first quarter of 2005, consolidates the PAFIDC quarterly information, as it represents a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, once the Company is exposed to most of risks and benefits related to the ownership of PAFIDC subordinated quotas.

The Company’s indirect investment in FIC, by means of Bellamar (35.76%) and Lake Niassa (14.24%), was valued by the equity accounting method. Pursuant to the official memorandum CVM/SNC 006/10, FIC’s quarterly information is consolidated by Itaú, since the bank is responsible for the company’s operating management.

The quarterly information of FIC and Investcred were audited by other independent auditors.

In relation to FIC, in the semester ended June 30, 2010, total investments and equity in the earnings of this investee accounted for 0.9% and 9.0%, respectively, in relation to assets and results reported in the Company’s consolidated quarterly information.

In relation to Investcred in the semester ended June 30, 2010, total investments and equity in the earnings of subsidiaries and associated companies of this investee accounted for 0.1% and 0.3% respectively, in relation to the Company’s consolidated quarterly information.

4.    Marketable Securities

The marketable securities at June 30, 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d).

	Parent Company			Consolidated
	CDI*	6.30.2010	3.31.2010	CDI*	6.30.2010	3.31.2010
Current
Financial investments
Banco do Brasil	100.2%	377,069	295,961	100.3%	466,108	399,695
Itaú	101.0%	316,319	313,669	101.1%	420,669	424,437
Bradesco	102.3%	341,977	255,401	102.2%	401,997	320,989
Votorantim	101.1%	91,696	8	101.1%	96,825	8
Santander	101.0%	53,689	230,253	101.1%	69,499	244,758
ABN AMRO	104.0%	24,848	98,586	104.0%	25,375	118,462
Safra	101.5%	22,214	1,610	101.5%	23,622	1,610
Unibanco	104.1%	4,676	4,570	101.0%	19,177	30,924
CEF	98.0%	2,538	2,484	98.0%	2,538	2,484
Alfa	-	-	-	100.8%	1,011	-
Other	100.0%	6,756	6,325	100.0%	14,841	21,538
Total current		1,241,782	1,208,867		1,541,662	1,564,905

Non-current
PAFIDC receivables securitization fund (Note 8)		113,484	109,326		-	-

Total non-current		113,484	109,326		-	-

Overall total		1,355,266	1,318,193		1,541,662	1,564,905
(*)Weighted average rate

5.    Trade Accounts Receivable

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Current
Resulting from sales through:
Credit card companies	371,474	307,626	669,580	637,548
Sales vouchers and others	61,906	83,069	116,195	115,338
Credit sales with post-dated checks	2,542	3,959	7,192	10,063
Consumer financing – direct credit	-	-	9,829	10,954
Trade bills receivable from wholesale customers	-	-	52,632	56,766
Own credit card – interest-free installment	11,944	12,044	17,390	12,044
Accounts receivable from subsidiaries	127,644	148,184	-	-
Allowance for doubtful accounts	(5,098)	(5,474)	(17,815)	(17,627)
Present value adjustment	-	-	(27,068)	(55,740)
Resulting from commercial agreements	164,190	267,506	255,360	341,778
	734,602	816,914	1,083,295	1,111,124

Accounts receivable - PAFIDC (Note 8)	-	-	1,151,649	1,187,674

Total current	734,602	816,914	2,234,944	2,298,798

Non-current
Accounts receivable - Paes Mendonça	-	-	398,821	387,588
Other accounts receivable	33,588	31,454	43,706	40,729
Total non-current	33,588	31,454	442,527	428,317

a) Credit Card Management Companies

Credit card operations are considered receivable in cash, except electronic devices, which may be paid in up to 12 monthly installments, and are managed by third parties.

b)  Consumer financing

The balance of “Accounts Receivable from Customer Financing – consumer direct credit” includes accounts receivable from Globex’s customers financing activity.

c)  Trade accounts receivable from Subsidiaries

The balance of “Trade Accounts Receivable from Subsidiaries” reflects selling operations carried out by the Company and its subsidiaries at cost to supply their stores.

d)  Allowance for doubtful accounts

The allowance for doubtful accounts is recorded according to the Management's analysis, considering the historic average of effective losses:

5.    Trade Accounts Receivable (Continued)

	Parent Company	Consolidated
Balance at March 31, 2010	(5,474)	(17,627)
Additions	(2,516)	(9,189)
Write-offs	2,892	9,001
Balance at June 30, 2010	(5,098)	(17,815)

e)  Accounts receivable from Commercial Agreements

The balance of accounts receivable from Commercial Agreements comprise current transactions between the Company and its suppliers, mainly based on the volume of purchases.

f)    Present value adjustment

The discount rate used by Globex and its subsidiaries take into consideration current market valuations as to the value of cash over time and asset specific risks. Installment sale operations with the same cash value were carried to their present value on the date of transaction, in view of their terms, and adopting the monthly average rate of operations that anticipate receivables with credit card management companies, during the period ended June 30, 2010, varying from 0.79% to 1.17% (0.73% to 0.88% at March 31, 2010).

g) Accounts receivable – Paes Mendonça

The “Accounts Receivable – Paes Mendonça” account balance comprises credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores operated by the Company, Novasoc and Sendas (Note 10 (b) (i)).

6.    Inventories

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010

Stores	904,015	1,014,540	1,815,757	2,064,588
Warehouses	583,281	569,213	1,086,476	888,121
Provisions on inventories	(36,437)	(36,821)	(84,366)	(88,791)
Present value adjustment on inventories	-	-	(1,801)	(638)

	1,450,859	1,546,932	2,816,066	2,863,280

The provisions for inventories are comprised by unrealized bonuses and breakage provisions, which are recorded based on the Company’s historical data.

7.    Recoverable taxes

These mainly refer to credits from recoverable Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Current
Taxes on sales	219,069	174,571	506,494	383,575
Income tax and others	146,931	132,749	198,987	184,873
Present value adjustment	(318)	(345)	(369)	(399)
	365,682	306,975	705,112	568,049
Non-current
Taxes on sales	98,086	118,613	181,055	198,200
ICMS and others	13,848	12,988	16,771	15,865
Present value adjustments	(5,402)	(3,468)	(6,273)	(4,010)
	106,532	128,133	191,553	210,055
Total recoverable taxes	472,214	435,108	896,665	778,104

  8. Pão de Açúcar Receivables Securitization Fund – PAFIDC

PAFIDC is receivables securitization fund formed in compliance with CVM Rulings 356/01 and 393/03 for the specific purpose of acquiring receivables of the Company and its subsidiaries arising from sales of products and services by the Company and/or its subsidiaries, except for receivables deriving from installment system and post-dated checks. PAFIDC shall be effective until December 7, 2012.

The capital structure of the fund, at June 30, 2010, is broken down in: 10,295 senior quotas in the amount of R$ 1,126,675, representing 89.89% of the fund’s equity (90.01% at March 31, 2010) owned by third parties; and 2,864 subordinated quotas in the amount of R$126,764, representing 10.11% of the fund’s equity (9.99% at March 31, 2010) owned by the Company and its subsidiaries.

The Company carries out securitization operations of its receivables, represented by credit sales with tickets and credit card company receivables, with PAFIDC. The volume of operations stood at R$2,448,552 in the quarter ended June 30, 2010 (R$2,543,974 at March 31, 2010), in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables amounted to R$58,716 (R$64,125 at June 30, 2009), recognized as financial expenses in income for 2010 and 2009, respectively.

8.    Pão de Açúcar Receivables Securitization Fund – PAFIDC (Continued)

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at June 30, 2010 and March 31, 2010 were R$1,151,649 and R$1,187,674, respectively, net of allowance for losses.

The net assets of PAFIDC are summarized as follows:

	6.30.2010	3.31.2010
Assets
Cash and cash equivalents	113,787	16,309
Accounts receivable	1,151,649	1,187,674
Other amounts	-	19,838
Total assets	1,265,436	1,223,821

Liabilities
Accounts payable	11,998	1,097
Shareholders’ equity	1,253,438	1,222,724
Total liabilities	1,265,436	1,223,821

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at June 30, 2010 was R$113,484 (R$109,326 at March 31, 2010).

The senior quotas interest yield is shown below:

		6.30.2010		3.31.2010
Quotaholders	Amount	CDI Rate	Redeemable balance	CDI Rate	Redeemable balance

Senior A	5,826	109.5%	726,416	105%	709,608
Senior B	4,300	109.5%	174,125	105%	170,097
Senior C	169	109.5%	226,133	105%	220,902
			1,126,674		1,100,607

Single series subordinated quotas are non-transferable and only can be amortized or redeemed after the amortization and redemption of senior quotas. The effects deriving from the default of any receivable acquired by the Fund, as well as any loss suffered by the Fund shall be attributed to the subordinated quotas until the limit of their value.

Pursuant to the Receivables Assignment Agreement entered into between the Company, its subsidiaries and PAFIDC, the assignment of receivables is irrevocable and irreversible, with the definitive transfer of receivables to the Fund, together with all rights, privileges, guarantees, preferences, prerogatives and actions related thereto and without right of recourse against the Company and its subsidiaries.

9.    Balances and Transactions with Related Parties

The transactions with related parties, as presented below, are carried out at cost prices.

a)     Sales and Purchases of Goods

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Customers:
Novasoc Comercial	27,343	30,821	-	-
Sé Supermercados	67,939	83,388	-	-
Sendas Distribuidora	24,784	29,518	-	-
Barcelona	3,080	4,449	-	-
Xantocarpa	7	7	-	-
Ponto Frio.com	4,492	-	-	-
Total assets	127,645	148,183	-	-

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Suppliers:
Novasoc Comercial	1,434	1,457	-	-
Sé Supermercados	4,304	3,422	-	-
Sendas Distribuidora	5,075	3,974	-	-
Barcelona	517	927	-	-
Xantocarpa	133	133	-	-
Globex	21	-	-	-
Ponto Frio.com	370	-	-	-
Total liabilities	11,854	9,913	-	-

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Sales:
Novasoc Comercial	143,198	126,868	-	-
Sé Supermercados	389,505	340,292	-	-
Sendas Distribuidora	124,646	107,188	-	-
Barcelona	11,599	-	-	-
Globex	873	-	-	-
Ponto Frio.com	49,174	-	-	-
	718,995	574,348	-	-
Purchases:
Novasoc Comercial	1,218	1,281	-	-
Sé Supermercados	6,190	6,386	-	-
Sendas Distribuidora	4,955	11,665	-	-
Grupo Assai	1,464	-	-	88,824
Globex	-	-	-	-
Ponto Frio.com	3	-	-	-
	13,830	19,332	-	88,824

9.    Balances and Transactions with Related Parties (Continued)

b)  Other operations

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010

Assets
Novasoc Comercial	23,053	10,102	-	-
Sé Supermercados	232,417	213,750	-	-
Casino	1,962	5,449	1,962	5,449
FIC	14,929	5,015	42,696	23,466
Pão de Açúcar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	436,753	235,373	-	-
Xantocarpa	2,660	3,286	-	-
Barcelona	27,090	20,529	-	-
Vedra	20	20	-	-
Globex	49,287	96,143	-	-
Ponto Frio.com	3,322	-	-	-
Vancouver	1,267	632		-
Other	21,354	20,731	30,960	29,256
	833,109	630,025	294,613	277,166

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Liabilities
Fundo Península	10,678	11,416	11,027	11,785
Grupo Assai	-	-	194	194
Globex	85,139	-	-	-
Financeira Itaú CBD S.A	-	-	22,214	16,959
Other	6,010	5,736	3,651	2,716
	101,827	17,152	37,086	31,654

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Income
Novasoc Comercial	4,141	3,330	-	-
Sé Supermercados	10,799	8,208	-	-
Sendas Distribuidora	18,268	25,122	-	-
Casino	(2,680)	(3,298)	(2,680)	(3,298)
Fundo Península	(67,997)	(61,819)	(70,128)	(64,017)
Grupo Diniz	(6,346)	(6,445)	(6,346)	(6,948)
Sendas S.A.	(18,814)	-	(28,464)	(17,619)
Grupo Assai	-	-	-	(2,026)
Galeazzi e Associados	-	(1,848)	-	(2,310)
FIC/ Banco Investcred	(4,455)	-	(5,707)	-
Other	(4,200)	(7,602)	(4,200)	(7,602)
	(71,284)	(44,352)	(117,525)	(103,820)

Novasoc, Sé Supermercados and Sendas Distribuidora: comprise (i) the values resulting from the utilization of shared services center, such as treasury, accounting, legal department and others; and (ii) values deriving from the leasing agreement entered into by the Company and Sendas Distribuidora related to 8 properties located in the State of Rio de Janeiro.

9.    Balances and Transactions with Related Parties (Continued)

b)  Other operations (Continued)

Casino: it includes (i) R$367 of amounts payable pursuant to the Technical Assistance Agreement, signed between the Company and Casino Group at July 21, 2005 and ratified by the Special Shareholders’ Meeting held at August 16, 2005, which regulates the transfer of knowledge in the administrative and financial areas of Casino Group to the Company and its subsidiaries. The annual amount of this agreement is US$2.7 million and is effective for 7 years, with automatic renewal for an indeterminate term; and (ii) R$2,329 of the Company’s amounts receivable are from French expatriate employees expenses and other.

Fundo Península: investment fund which has as beneficiaries members of the Diniz family and comprises the amounts paid by the leasing of Fundo Península’s properties, as per the Leasing Agreement entered into the Company, its subsidiaries and Fundo Península, under market conditions, and this was approved at the Special Shareholders’ Meeting held at June 22, 2005.

Diniz Group: it includes the amounts paid for the leasing of properties owned by members of the Diniz family, pursuant to the lease agreement executed between the Company and its subsidiaries and members of the Diniz family, under market conditions.

Sendas S.A.: it includes the amounts paid by Sendas S.A. to Sendas Distribuidora for the leasing of 57 properties.

Assai Group: it comprises (i) the purchase operations of goods between the Company and its subsidiaries and the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda. and Laticínios Flor de Rondônia Ltda.; and (ii) the amount paid for the leasing of five properties owned by Assai’s former partners to Barcelona.

Galeazzi e Associados: these include the amounts paid for consulting services related to the management of operations in the State of Rio de Janeiro (Sendas Distribuidora) and in the Northeast (CBD), and the process of merging operations between the Company and Globex.

Globex: the Company during the period ended June 30, 2010 engaged services companies and incurred in personnel expenses to consolidate and support Globex Utilidades S.A.’s operations, after its acquisition, thus, the parent company included a right with subsidiary in its related parties balance (R$3,238). The Company also has a loan agreement, which is adjusted by CDI rate of 105.4% (R$46,049).

Recording of accounts payable related to the “First Addendum to the Partnership Agreement” executed between Globex, CBD and Casas Bahia, which ensures Globex the right of indemnification by CBD concerning certain contingencies recognized that might be due by Globex as of June 30, 2010.

BFIC/Banco Investcred: results are mainly represented by (i) refund of expenses, including  expenses related to payroll, commissions on the sale of financial products and other expenses pursuant to the infrastructure agreement (ii) financial expenses resulting from receivables discount (named “financial rebate”); and (iii) revenues from property rental.

10.   Investments

a)  Information on investments at June 30, 2010 and March 31, 2010

	Quarter ended at 6.30.2010
	Shares/	Interest in		Shareholders’ Equity	Net income/
	quotas	the capital	Capital	(capital	loss for
	held	stock - %	stock	deficiency)	the quarter
Novasoc	1,000	10.00	10	(2,029)	9,954
Sé	1,444,656,368	100.00	1,444,656	1,641,835	40,078
Sendas Distribuidora	607,083,796	57.43	835,677	(50,939)	(51,070)
Pa Publicidade	99,999	99.99	100	3,400	(16)
Barcelona	15,010,000	100.00	24,520	138,982	12,196
CBD Panamá	1,500	100.00	4	3,559	2,397
CBD Holland B.V.	180	100.00	0	348	-
Xantocarpa	28,671,514	100.00	28,672	4,218	(6,176)
Vedra	9,000	90.00	10	(15)	-
Bellamar	138,564,578	100.00	138,565	162,075	17,597
Vancouver	12,009,990	100.00	10	(459)	(469)
Dallas	9,999	99.99	1	1	0
Bruxelas	9,999	99.99	1	1	0
Globex	122,863,716	98.77	671,033	676,557	32,292

	Quarter ended at 3.31.2010
	Shares/	Interest in		Shareholders’ Equity	Net income/
	quotas	the capital	Capital	(capital	loss for
	held	stock - %	stock	deficiency)	the quarter
Novasoc	1,000	10.00	10	(4,983)	(4,992)
Sé	1,444,656,368	100.00	1,444,656	1,628,686	87,802
Sendas Distribuidora	607,083,796	57.43	835,677	6,153	6,232
Pa Publicidade	99,999	99.99	100	3,284	(131)
Barcelona	15,010,000	100.00	16,592	134,574	7,789
CBD Panamá	1,500	100.00	4	2,966	1,804
CBD Holland B.V.	180	100.00	0	348	-
Xantocarpa	28,671,514	100.00	28,672	7,323	(3,071)
Vedra	9,000	90.00	10	(15)	(148)
Bellamar	138,564,578	100.00	138,565	150,562	6,083
Vancouver	12,009,990	100.00	10	328	318
Dallas	9,999	99.99	1	1	-
Bruxelas	9,999	99.99	1	1	-
Globex	122,863,716	98.77	671,033	640,464	(3,702)

b)  Breakdown of investments

	Parent Company							Consolidated
	Novasoc	Sé	P.A.Publ.	Sendas	Globex	Other	Total	Total
Balance at December 31, 2009	-	1,491,236	3,415	28,957	624,910	1,534	2,150,052	212,428
Additions	-	-	-	-	12,562	-	12,562	-
Acquisitions	-	-	-	-	-	-	-	-
Exchange Variation	-	-	-	-	-	7	7	-
Write-off	-	-	-	-	-	-	-	-
Merger	-	-	-	-	-	-	-	-
Equity Accounting	7,001	25,071	(131)	926	(3,461)	2,113	31,519	9,628
Investment Gain/Loss	-	-	-	-	1,764	-	1,764	925
Dividends Receivable	-	-	-	783	-	-	783
Transfer to Capital Deficiency	(7,001)	-	-	-	-		(7,001)	-
Balance at March 31, 2010	-	1,516,307	3,284	30,666	635,775	3,654	2,189,686	222,981

10.   Investments (Continued)

b)  Breakdown of investments (Continued)

	Parent Company							Consolidated
	Novasoc	Sé	P.A.Publ.	Sendas	Globex	Other	Total	Total
Balance at March 31, 2010	-	1,516,307	3,284	30,666	635,775	3,654	2,189,686	222,981
Additions	-	-	-	-	-	7	7	1,435
Acquisitions	-	-	-	-	-	-	-	-
Exchange Variation	-	-	-	-	-	45	45	-
Write-off	-	-	-	-	-	-	-	(464)
Merger	-	-	-	-	-	-	-	-
Equity Accounting	2,953	12,241	116	(8,515)	35,555	(236)	42,114	14,621
Investment Gain/Loss	-	-	-	-	98	-	98	(930)
Dividends Receivable	-	-	-	-	-	-	-	-
Transfer to Capital Deficiency	(2,953)	-	-	-	-	468	(2,485)	-
Balance at June 30, 2010	-	1,528,548	3,400	22,151	671,428	3,938	2,229,465	237,643

(i)     Novasoc

A company holding the rights resulting from the Lease Agreement entered into with Paes Mendonça S.A. related to 16 stores currently operated by the Company. Said lease agreement will be effective until 2014. During the term of the agreement, Paes Mendonça’s shareholders won’t be able to sell or in any way transfer their shares to third parties without prior and express consent from Novasoc. During the period ended June 30, 2010, the lease payments amounted to R$9,272 (R$8,940 at June 30, 2009), including an additional contingent rental amount based on 0.5% to 2.5% over total revenues of the stores, subject-matter of the referred agreement.

The Company recorded R$2,029 (R$11,983 in 2009), under “Provision for investment losses”, to recognize Novasoc’s liabilities with creditors.

(ii)    Sé

A subsidiary holding (i) shares representing 100% of the capital stock of Bellamar, a company that owns all shares issued by FIC; and (ii) shares representing 100% of the capital stock of Barcelona, a company that operates the Company’s cash & carry segment (“atacarejo”) through the Assai brand.

(iii)   Sendas Distribuidora

A subsidiary that concentrates the Company’s retailing operations in the State of Rio de Janeiro, according to the Partnership Agreement entered into with Sendas S.A., as mentioned in Note 1. Sendas Distribuidora holds a direct interest in Xantocarpa, corresponding to 100.00% of its capital stock. Xantocarpa concentrates the Company’s cash and carry operations in the State of Rio de Janeiro, through the Assai brand.

10.   Investments (Continued)

b)  Breakdown of investments (Continued)

(iii)   Sendas Distribuidora (Continued)

Currently, the parties are negotiating the exercise of PUT option notified to the Company on January 5, 2007 by Sendas S.A. is under negotiation, expressing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, as provided for in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

(iv)   Barcelona

A subsidiary directly controlled through Sé, operating in the cash & carry segment through the Assai brand.

(v)   Globex

A direct subsidiary of the Company that holds 98.77% of its capital stock. Alternatively to the public tender offer to acquire Globex shares owned by other non-controlling shareholders, Globex’s controlling shareholders were granted the stock option for class B preferred shares (“Class B Preferred Shares”), without voting rights, with no par value and not tradeable, to be issued due to CBD’s capital increase, and pay them up using the credit from the installments of the acquisition price, case in which Globex’s controlling shareholders would be granted an additional credit, equivalent to 10% of the amount corresponding to the acquisition price, to be exclusively used for the payment of Class B Preferred Shares.

Remaining Class B Preferred Shares held by Globex’s former shareholders will be converted into Class A Preferred Shares according to the following schedule:

a. 28% were converted at January 7,2010;

b. 20% were converted at July 7, 2010; and

c. 20% will be converted at January 7, 2011.

The Company has also guaranteed, in an agreement, that upon the conversion of Class B Preferred Shares into Class A Preferred Shares, pursuant to the terms and conditions established above, specifically related to shares being converted into Class A Preferred Shares at that moment, the Company will pay Globex’s shareholders who decided to subscribe Class B Preferred Shares, whether or not controlling shareholders, the amount corresponding to the positive difference between R$40.00 per share, duly restated according to CDI variation, as of the signature of the Share Purchase Agreement (June 7, 2009), until the date of each conversion, and the market value of Class A Preferred Shares at that time, calculated according to the weighted average price per volume on the fifteen (15) trading sessions of BOVESPA immediately prior to each conversion date.

10.   Investments (Continued)

c)     Breakdown of investments (Continued)

(v)        Globex (Continued)

At a Notice to the Market of February 9, 2010, the Company announced the results of the auction for the public tender offer of common shares issued by Globex, due to the sale of Globex’s control, and cumulatively, as a result of the Company’s higher interest in Globex’ voting capital (the “OPA”). The Company announced that, due to the OPA auction held at February 3, 2010, it has acquired 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock, which generated a goodwill of R$19,906 to the Company. In view of acquisitions made in the OPA, the Company now holds 98.77% of Globex’s total and voting capital stock.

Taking into account that all shareholders who adhered to the OPA opted for the Mixed Payment Option are entitled to be paid in domestic currency and in Class B preferred shares of the Company (“Class B Preferred Shares”), the Company paid the total amount of R$28,428 and 137,014 Class B Preferred Shares to shareholders who adhered to the OPA at February 10, 2010, OPA’s settlement date.

Class B Preferred Shares shall be converted into Class A Preferred Shares of the Company (“Class A Preferred Shares”) according to the schedule of item 6.5 of the OPA Call Notice. Pursuant to item 1.6.1.3 of the Call Notice, considering that the first and second conversion dates have already occurred, 60% of the Class B Preferred Shares delivered as payment of the OPA, were converted into Class A Preferred Shares at February 17, 2010.

The subsidiary Globex, by means of its subsidiary Lake Niassa Empreendimentos e Participações Ltda., holds a 50% interest in Banco Investcred’s capital stock, whose management was shared between Globex and Unibanco, pursuant to the Shareholders’ Agreement dated October 26, 2001. Therefore, pursuant to CVM Ruling 247/96, the consolidated Quarterly Information was prepared taking into account the proportional consolidation of this investment until September 30, 2009. As of October 1, 2009, Banco Investcred was consolidated by Banco Itaú, as per Note 3(r).

(vi)   FIC – Partnership Agreement between the Company and Banco Itaú

Investee which owns the exploitation rights of the Company’s financial activities, whose shares representing its capital stock are held by the subsidiary Bellamar and Itaú Unibanco, at the ratio of 50% each.

10.   Investments (Continued)

b)  Breakdown of investments (Continued)

(vi)   FIC – Partnership Agreement between the Company and Banco Itaú (Continued)

The partnership includes all brands and formats of stores operated or owned by CBD, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet). The inclusion of stores to be acquired or new businesses to be developed by the Company or its subsidiaries within the scope of the partnership will be subject to negotiation between the parties.

Itaú Unibanco is in charge of FIC’s operating management, by incorporating the structure and commercialization of financial products to Globex’s customers, previously performed by Banco Investcred.

11.   Property and Equipment

			Parent Company
	Annual depreciation rates%		6.30.2010			3.31.2010
	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	817,065	-	817,065	817,083
Buildings	3.33	3.33	2,373,754	(612,738)	1,761,016	1,737,358
Improvements	-	6.67	1,636,285	(785,766)	850,519	812,637
Equipment	10.0 to 33.0	12.73	1,016,951	(691,872)	325,079	319,564
Installations	20.0 to 25.0	20.0	288,468	(218,113)	70,355	59,394
Furniture and fixtures	10.0	10.0	394,625	(255,838)	138,787	134,783
Vehicles	20.0	20.0	22,650	(9,279)	13,371	13,145
Construction in progress	-	-	329,193	-	329,193	357,494
Other	10.0	10.0	146,851	(21,234)	125,617	106,344
			7,025,842	(2,594,840)	4,431,002	4,357,802

Leasing

Hardware	10.0	10.0	5,528	(1,310)	4,218	4,495
Buildings	5.0 to 20.0	5.0 to 20.0	34,447	(10,789)	23,658	24,000
Total			39,975	(12,099)	27,876	28,495

Total			7,065,817	(2,606,939)	4,458,878	4,386,297

11.   Property and Equipment (Continued)

			Consolidated
	Annual depreciation rates %		6.30.2010			3.31.2010
	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	873,642	-	873,642	873,660
Buildings	3.33	3.33	2,517,411	(670,034)	1,847,377	1,825,251
Improvements	-	6.7	2,489,227	(1,245,314)	1,243,913	1,197,430
Equipment	10.0 to 33.0	12.7	1,448,292	(954,590)	493,702	483,437
Installations	20.0 to 25.0	20.0	423,691	(295,038)	128,653	116,662
Furniture and fixtures	10.0	10.0	600,880	(374,071)	226,809	220,864
Vehicles	20.0	20.0	27,907	(11,639)	16,268	16,566
Construction in progress	-	-	383,685	-	383,685	407,054
Other	10.0	10.0	168,288	(28,860)	139,428	124,611
			8,933,023	(3,579,546)	5,353,477	5,265,535

Leasing

Machinery and equipment	10.0 to 33.0	10.0	40,401	(8,115)	32,286	33,463
Hardware	10.0	10.0	8,981	(2,504)	6,477	6,920
Installations	20.0 to 25.0	10.0	1,292	(336)	956	1,017
Furniture and fixtures	10.0	10.0	17,945	(3,646)	14,299	14,843
Vehicles	20.0	20.0	1,375	(856)	519	588
Buildings	5.0 to 20.0	5.0 to 20.0	43,403	(13,842)	29,561	30,001
Total			113,397	(29,299)	84,098	86,832

Total			9,046,420	(3,608,845)	5,437,575	5,352,367

a)  Additions to property and equipment

	Parent Company		Consolidated
	2010	2009	2010	2009

Additions	169,277	47,585	222,385	69,615
Financial leasing	-	3,882	-	6,799
Capitalized interest	2,055	2,360	2,362	2,938
Total at March 31	171,332	53,827	224,747	79,352

Additions	156,570	69,037	204,980	98,787
Financial leasing	-	-	-	12,183
Capitalized interest	2,033	2,280	2,185	2,878
Total at June 30	158,603	71,317	207,165	113,848

Overall Total	329,935	125,144	431,912	193,200

“Additions” comprise the amounts incurred with the acquisition of operating assets, land and buildings to expand activities, construction of new stores, modernization of existing warehouses and improvements of stores and investment in equipment and information technology.

According to CPC 01, the items of property and equipment showing signs that its costs registered are higher than its recovery values are reviewed in detail and periodically to determine the need of provision to reduce the book balance to its realization value. The Management neither identifies any changes in the circumstances or signs of technological obsolescence nor any evidence that its tangible assets used in its operations are not recoverable, concluding that no provision for assets losses is required.

12.   Intangible Assets

	Parent Company
	Balance at 3.31.2010	Additions	Transfer	Write-off	Amortization	Balance at 6.30.2010

Software (20% p.a.)	137,135	3,050	1,981	(8)	(10,455)	131,703
Goodwill	828,102	-	-	-	-	828,102
Total	965,237	3,050	1,981	(8)	(10,455)	959,805

	Consolidated
	Balance at 3.31.2010	Additions	Transfer	Write-off	Amortization	Balance at 6.30.2010

Globex – commercial rights	13,000	2,742	2,853	(87)	(1,395)	17,113
Software (20% p.a.)	166,734	6,272	2,047	(20)	(13,261)	161,772
Goodwill	1,274,712	118	-	-	-	1,274,830
Total	1,454,446	9,132	4,900	(107)	(14,656)	1,453,715

For consolidation purposes, upon the merger of subsidiaries, the amounts originally recorded under investments, including goodwill based on expected future profitability, were recorded in the intangible assets. Goodwill balances verified in the acquisitions of equity interests are supported by technical reports on the expected future profitability of the companies and were amortized until December 31, 2008 according to the terms and extensions estimated in said reports, limited to 10 years.

Goodwill balances are no longer amortized on an accounting basis since January 1, 2009, only subject to the impairment test pursuant to CPC 01. According to the Company’s assessments on December 31, 2009 and considering future results projections, the Management concluded that no provision for assets losses is required.

In the first quarter, an increase of R$19,906 was recorded in the balance of goodwill referring to the acquisition of 4,102,220 common shares representing approximately 3.3% of Globex’s capital stock, in view of the OPA auction held on February 3, 2010.

In the merger of subsidiaries and for consolidation purposes, the amounts originally recorded under investments, such as, goodwill, mainly, expectation of future profitability were transferred to the intangible assets and were amortized until December 31, 2008 within the terms and extensions of profitability projections which determine them, limited by a 10-year term.

The Company valued the recovery of goodwill book value based on its usage value, using the cash generating units discounted cash flow method, which represent the set of tangible and intangible assets employed in the operation. The process to estimate the usage value involves the utilization of assumptions, judgments and estimates on future cash flows, growth and discount rates. The future cash flow assumptions and growth projections are based on the Company’s annual budget and long-term business plan, approved by the Board of Directors, as well as comparable market data and they represent the best Management’s estimate on the economic conditions to prevail during the economic useful life of cash flow generating assets.

The key assumptions used when estimating the usage value to which the assets recovery value is more sensitive are as follows:

12.   Intangible Assets (Continued)

Revenues– Revenues were projected based on the Company’s annual budget for the following year and business plan comprising the period between 2010 and 2014;

Operating costs and expenses – Costs and expenses were projected based on the Company’s historical performance and its growth was projected in line with sales growth, taking into account its relationship;

Capital Investments – these were estimated taking into account the infrastructure necessary to support sales growth.

The key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information based on the financial market projections, documented and approved by the Company’s Management bodies.

Consistently with the economic valuation techniques, the usage value valuation is made for a 5-year period. Revenue growth rates used are compatible with long-term macroeconomic expectations, which are yearly reviewed based on the historical performance and prospects for the sector where the Company operates.

Future cash flows estimated were discounted at a single discount rate of 9.7% this year.

The Company’s intangible assets impairment test did not require the recognition of losses since the estimated usage value exceeds its net book value on the valuation date.

13.   Loans and financing

i)      Breakdown of debt

		Parent Company		Consolidated
	Note	6.30.2010	3.31.2010	6.30.2010	3.31.2010

Debentures	13d	506,330	265,869	506,330	265,869
Swap agreements	13a	611	607	611	607
Funding cost		(3,977)	(4,118)	(3,977)	(4,118)
		502,964	262,358	502,964	262,358
Domestic currency
BNDES	13b	38,006	38,065	63,802	66,760
IBM		-	-	6,806	-
Working capital	13a	362,710	355,538	437,954	439,900
Financial leasing	23b	14,995	16,535	30,264	32,457
Swap agreements		(4,444)	(1,177)	(4,316)	(1,381)
Funding cost		(1,833)	(76)	(3,904)	(82)
		409,434	408,885	530,606	537,654

Foreign currency
Working capital	13a	258,384	2,028	278,601	181,142
Swap agreements	13a	433	(8,013)	1,719	129,419
Funding cost		(167)	(183)	(481)	(453)
		258,650	(6,168)	279,839	310,108

Total current		1,171,048	665,075	1,313,409	1,110,120

13.   Loans and financing (Continued)

i)      Breakdown of debt (Continued)

		Parent Company		Consolidated
	Note	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Debentures
Debentures	13d	1,045,324	1,249,218	1,045,324	1,249,218
Funding cost		(9,629)	(10,516)	(9,629)	(10,516)
		1,035,695	1,238,702	1,035,695	1,238,702

Domestic currency
BNDES	13b	53,371	62,789	70,269	85,793
IBM		-	-	15,314	-
Working capital	13a	333,803	-	587,020	217,017
PAFIDC quotas	8	-	-	1,126,675	1,100,607
Financial leasing	23b	42,804	47,869	68,614	76,712
Swap agreements	13a	9,668	-	11,227	-
Funding cost		(4,691)	(87)	(8,271)	(87)
		434,955	110,571	1,870,848	1,480,042

Foreign currency
Working capital	13a	128,225	373,679	519,884	657,217
Swap agreement	13a	6,916	15,816	8,694	18,329
Funding cost		-	(30)	(185)	(212)
		135,141	389,465	528,393	675,334

Total noncurrent		1,605,791	1,738,738	3,434,936	3,394,078

ii)     Noncurrent maturity

Year	Parent Company	Consolidated

from 13 to 24 months	454,390	648,120
from 25 to 36 months	345,849	1,719,575
from 37 to 48 months	657,581	914,411
from 49 to 60 months	132,096	132,421
over 60 months	30,195	38,494
Subtotal	1,620,111	3,453,021

Funding cost	(14,320)	(18,085)

Total	1,605,791	3,434,936

13.   Loans and financing (Continued)

a)  Working capital financing

The funds for working capital financing purposes are obtained from local financial institutions and are used to finance customer credit (remaining balance not granted to PAFIDC) or GPA growth. This funding is obtained without guarantees, except for Sendas Distribuidora, whose operations are endorsed by the Company.

		Parent Company			Consolidated
		Rate*	6.30.2010	3.31.2010	Rate*	6.30.2010	3.31.2010
Debt
Domestic currency
Unibanco	CDI	11.3%	696,513	355,538	11.3%	1,008,496	619,900
Banco do Brasil	CDI		-	-	1.5%	4,016	1,054
IBM	CDI		-	-	0.8%	-	23,824
Bradesco			-	-	100.0%	1,050	151
Alfa	CDI		-	-	1.5%	-	11,988
Unibanco						10,469	-
			696,513	355,538		1,024,974	656,917

Foreign currency
ABN AMRO	YEN	1.69%	128,868	120,361	5.49%	283,777	394,080
Santander	USD	5.94%	257,741	255,346	6.28%	410,348	293,801
Banco do Brasil	YEN		-	-		104,360	-
Banco do Brasil	CDI	-	-	-	3.35%	-	150,478
			386,609	375,707		798,485	838,359
Swap agreements
ABN AMRO	CDI	101.8%	(14,029)	(8,013)	103.2%	(7,211)	101,571
Santander	CDI	101.6%	21,376	15,816	103.2%	17,088	46,177
Votorantim	CDI	100.0%	-	-	100.0%	-	-
Pactual		100.0%	-	-	100.0%	-	-
Banco do Brasil	CDI	11.3%	5,226	(1,177)	11.3%	7,447	(1,381)
			12,573	6,626		17,324	146,367

Overall total			1,095,695	737,871		1,840,783	1,641,643

* Weighted average rate

The Company uses swap operations to translate U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian reais liabilities pegged to CDI (floating) variation.

CDI annual benchmark rate at June 30, 2010 stood at 8.79% (8.61% at March 31, 2010).

b)  BNDES

The line of credit obtained from the National Bank for Economic and Social Development (BNDES) is subject to indexation based on TJLP rate (long-term interest rate), accrued of annual interest rates. In the event the TJLP exceeds 6% p.a., the surplus will be added to the principal outstanding balance. The Company also has agreements indexed based on a basket of foreign currencies, in addition to the respective charges, plus the outstanding balance and annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

In the quarter ended June 30, 2010, the Company had two agreements entered into with BNDES at May 9, 2007, and July 28, 2009, which are indexed by TJLP.

13.   Loans and financing (Continued)

b)  BNDES (Continued)

In addition to BNDES Resolutions 665/87 (Provisions Applicable to BNDES Agreements) and 660/87 (Follow-up Rules and Instructions), the Company must observe certain debt covenants indexes calculated based on its consolidated information, in accordance with Brazilian GAAP. At March 3, 2010, the Company renegotiated the ratios to be observed, which now are as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Management effectively controls and monitors debt covenants, and has been fully performing the ratios required on a contractual basis.

The funding obtained by subsidiary Globex with financial institutions (BNDES, Banco IBM and Unibanco) includes event of early maturity related to the change in the share control. Said financial institutions have already officially declared that they will not exercise this right referring to the declaration of early maturity.

				Parent Company		Consolidated
Annual financial charges	Grace period	No. of Monthly installments	Maturity	6.30.2010	3.31.2010	6.30.2010	3.31.2010
TJLP+ 3.2%	6	60	Nov/2012	79,843	88,124	79,843	88,124
TJLP+ 2.7%	6	60	Nov/2012	11,534	12,730	11,534	12,730
TJLP+ 4.5%	4	24	Jun/2010	-	-	-	1,849
TJLP+ 4.5%	6	24	Dec/2010	-	-	850	1,276
TJLP+ 4.5%	5	24	Jan/2011	-	-	1,045	1,493
TJLP+ 2.3%	9	48	Nov/2011	-	-	1,166	1,659
TJLP+ 2.3%	5	48	May/2012	-	-	2,013	2,276
TJLP+ 2.3%	11	48	Nov/2011	-	-	2,515	11,902
TJLP+ 2.8%	7	48	Nov/2011	-	-	19,147	22,532
TJLP+ 2.8%	6	48	May/2012	-	-	15,958	8,711
				91,377	100,854	134,071	152,553

c)  Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, quotas issued by PAFIDC owned by the Company were reclassified into the item “Loans and financing” (Note 8).

13.   Loans and financing (Continued)

d)  Debentures

(i)     Breakdown of outstanding debentures

	Type	0	Outstanding securities	0	Annual financial charges	Unit price	6.30.2010	3.31.2010
6th issue
1st series	No preference		54,000		CDI + 0.5%	10,313	556,884	544,146
2nd series	No preference		23,965		CDI + 0.5%	10,313	247,143	241,490
7th issue
1st series	No preference		200		119% of CDI	1,110,348	222,070	216,354
8th issue
1st series	No preference		500		109.5% of CDI	1,051,116	525,557	513,098
6th issue
1st and 2nd series	Interest swap				104.96% of CDI		611	607

Funding Cost							(13,606)	(14,635)

Parent Company/Consolidated – short and long-term							1,538,659	1,501,060

Noncurrent liabilities							1,035,695	1,238,702

Current liabilities							502,964	262,358

(ii)    Debenture operation

	Number of debentures	Amount

At December 31, 2008	77,965	814,729
Paid interest and swap		(92,988)
Interest net of payment and swap		79,001
7th issue of debentures	200,000	200,000
8th issue of debentures	500.000	500,000

At December 31, 2009	777,965	1,500,742
Paid interest and swap	-	(33,804)
Interest and swap	-	34,122
At March 31, 2010	777,965	1,501,060

Paid interest and swap	-	-
Interest and swap	-	37,598

At June 30, 2010	777,965	1,538,659

(iii)   Additional information

6th issue – On March 27, 2007, the members of the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

Series: the issue took place in two series; in the first series 54,000 debentures were issued, and 23,965 debentures in the second series.

Class and Convertibility: book-entry and are not converted into shares issued by the Company.

Type: unsecured

13.   Loans and financing (Continued)

d)         Debentures (Continued)

Issue Date: March 1, 2007

Term and Maturity: seventy-two (72) months, thus maturing on March 1, 2013;

Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, based on a year of 252 days, due half-yearly, as of the issue date, always on March and September 1 every year;

Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

Guarantee: no guarantee

Optional Early Redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement premium corresponding to, at most, one point five tenths per cent (1.5%), calculated on a “pro rata temporis” basis, downward count. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules;

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At June 30, 2010, the Company complied with debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: the funds raised through the first series of the 6th issue of debentures will be used by the Company to strengthen working capital and the remainder to pay current debt.

7th issue – at June 8, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: June 15, 2009

13.   Loans and financing (Continued)

d)  Debentures (Continued)

Term and Maturity: seven hundred and twenty (720) days as of the issue date, thus maturing at June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI–Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 business days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date

Early Redemption: not applicable

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At June 30, 2010, the Company complied with the debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – at December 4, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Tranches: single tranche

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: December 15, 2009

Term and Maturity: sixty (60) days as of the issue date, thus maturing on December 15, 2014.

13.   Loans and financing (Continued)

d)  Debentures (Continued)

Remuneration: 109.5% average daily rates of one-day DI–Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) business days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

Early Redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At June 30, 2010, the Company complied with debt covenants (financial indexes) established in said deed of debentures.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen the working capital.

14.   Financial instruments

GPA uses financial instruments operations with a view to increase its capacity of investments in order to sustain its growth strategy. Derivatives operations are exclusively used to reduce the exposure to risks resulting from the foreign currency fluctuation and interest rates, aiming at maintaining the balanced capital structure.

Parent company’s financial instruments and consolidated are reported pursuant to CVM Deliberations 478/08 and 566/08, which approved the Technical Pronouncement CPC 14.

Main financial instruments and their amounts recorded in the quarterly information by category are summarized as follows:

14.   Financial instruments (Continued)

	Parent Company
	Book Value		Fair Value
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Cash and cash equivalents	1,289,597	1,268,511	1,289,597	1,268,511
Accounts receivable and PAFIDC	881,674	957,694	881,674	957,694
Related parties	731,282	612,873	731,282	612,873
Suppliers	(1,815,552)	(2,065,252)	(1,815,552)	(2,065,252)
Loans and Financing (*)	(1,238,180)	(902,753)	(1,237,211)	(899,820)
Debentures	(1,538,659)	(1,501,060)	(1,501,833)	(1,475,281)
Net exposure	(1,689,838)	(1,629,987)	(1,652,043)	(1,601,275)

	Consolidated
	Book Value		Fair Value
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Cash and cash equivalents	1,768,200	1,807,633	1,768,200	1,807,633
Accounts receivable and PAFIDC	2,677,471	2,727,115	2,677,471	2,727,115
Related parties	257,527	245,512	527,527	245,512
Suppliers	(3,263,749)	(3,406,065)	(3,263,749)	(3,406,065)
Loans and Financing (*)	(3,209,686)	(3,003,138)	(3,208,717)	(2,999,997)
Debentures	(1,538,659)	(1,501,060)	(1,501,833)	(1,475,281)
Net exposure	(3,308,896)	(3,130,003)	(3,001,101)	(3,101,083)

(*) (*) loans and derivative financial instruments classified as fair value hedge are recorded by fair value.

The Company adopts risk control policies and procedures, as outlined below:

a)  Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)     Credit risk

•       Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution ratings, which are frequently restated (Note 4).

•       Receivables: The credit risk related to accounts receivable is mitigated by the fact that most of sales of the Company and its subsidiaries are carried out via credit cards. In the quarter ended June 30, 2010, direct sales to individuals through post-dated checks accounted for nearly 0.26% of total sales in the period (0.37% at June 30, 2009). Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii)    Interest rate risk

The Company and its subsidiaries obtain loans and financing from major financial institutions in order to meet its cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to material interest rate fluctuation risks, mainly due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

14.   Financial instruments (Continued)

a)  Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii)   Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may result in the increase of liabilities balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange rate risk, turning the cost of debt into local currency and interest rates.

•       Derivative financial instruments

The swap agreements mentioned above are classified as fair value hedges. At June 30, 2010, these agreements amount to a reference value of R$1,680,720 (R$1,000,753 in March 2010). Usually, these operations are contracted on a matched basis, in terms of value, term and rates, and preferably with the same financial institution, observing the limits established by the Management.

Other swap operations carried out by the Company and its subsidiaries are substantially related to debentures and BNDES loans, aiming at changing fixed and variable interest rates into variable interest rates (CDI). These instruments are classified as “measured at fair value to income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as margins, “regret” clauses, double index, flexible options or any other types of options different from traditional swaps for the hedge of debts, including for speculative purposes.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of these hedge operations upon their contracting and on a continued basis (at least, quarterly). Hedge operations contracted in the period ended June 30, 2010 showed effectiveness in relation to the debts, purpose of this hedge. For derivative operations qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

14.   Financial instruments (Continued)

a)  Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii)   Exchange rate risk (Continued)

		Consolidated

		Reference Value (notional)		Fair value

Fair value hedge		6.30.2010	3.31.2010	6.30.2010	3.31.2010

Purpose of hedge (debt)		(1,680,720)	(1,009,939)	(1,538,598)	(1,089,888)

Long Position

USD + Pre	5.94% p.a.	592,489	502,522	677,800	567,481

YEN + Pre	1.69% p.a.
		108,231	108,231	128,868	120,361

Pre-fixed rate	11.3% p.a.	980,000	390,000	1,006,163	402,006
		1,680,720	1,000,753	1,812,831	1,089,848

Short Position

% CDI	101.8% p.a.	(1,680,720)	(1,000,753)	(1,813,668)	(1,236,214)

		Consolidated

		Reference Value (notional)		Fair value
Measured at fair value through income
		6.30.2010	3.31.2010	6.30.2010	3.31.2010

Long Position

CDI + Pre	100% of CDI + 0.5% p.a.	779,650	779,650	810,007	792,455
USD + Pre	100% of CDI - 4.61% p.a.	-	-		-
		779,650	779,650	810,007	792,455

Short Position

% CDI		(779,650)	(779,650)	(810,618)	(793,062)
		-	-	(611)	(607)

Gains and losses, realized and unrealized, on these agreements, for the quarter ended June 30, 2010, are recorded in the net financial income and the balance receivable or payable in the fair value of R$1,446 in June 2010 (R$146,975 in March 2010) is recorded in item “loans and financing”.

The effects of fair value hedge to the net income for the quarter ended June 30, 2010 were R$(6,100) (R$(167,195) in June 2009).

Other instruments marked at fair value showed effects in the income for the quarter ended June 30, 2010 of R$99 (R$4,693 in June 2009).

14.   Financial instruments (Continued)

a)  Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv)   Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, based on the projected CDI curves of BM&F Bovespa and carrying them at present value, using DI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the date the financial information is drawn up and on rates projected by the market calculated based on the currency coupon curves. In order to determine the coupon of foreign currency indexed-positions the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b)  Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by derivative financial instruments, to which the entity is exposed on each period closing date.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on derivative financial instruments until the maturity date of financial instruments.

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a Sensitivity Analysis Chart, so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned:

14.   Financial instruments (Continued)

b)  Analysis of sensitivity of derivative financial instruments (Continued)

(i)     Fair value hedge (on maturity dates)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(1,004,145)	(1,255,182)	(1,506,218)
Swap (long position in USD)	USD increase	1,004,081	1,255,102	1,506,122
	net effect	(64)	(80)	(96)

Debt - YEN	YEN increase	(146,258)	(182,822)	(219,387)
Swap (long position in YEN)	YEN increase	146,258	182,822	219,387
	net effect	-	-	-

Debt at pre-fixed rate	Rate increase	(1,297,359)	(1,389,880)	(1,237,926)
Swap (long position in pre-fixed rate)	Rate increase	1,296,546	1,388,795	1,236,818
	net effect	(813)	(1,086)	(1,107)

Swap (short position in CDI)	CDI increase	(1,285,026)	(1,330,353)	(1,376,562)

Net effect			(45,343)	(91,568)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II and III in relation to scenario I, which the Company considers as the most probable scenario.

(ii)    Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in CDI)	CDI increase	990,041	1,033,304	1,076,030
Swap (short position in CDI)	CDI increase	(990,057)	(1,035,483)	(1,080,370)
	net effect	(16)	(2,179)	(4,340)

Total net effect		(16)	(2,179)	(4,340)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

The subsidiary Globex has, at June 30, 2010, the amount of R$116 (US$64 thousand) related to Balance at Banks and R$8,643 (US$4,798 thousand) related to U.S. dollar-denominated foreign investment. As a result, the Company’s Management does not deem as relevant the forex exposure risk.

14.   Financial instruments (Continued)

c) Consolidated position of the derivative financial instruments

The consolidated position of outstanding derivative operations at June 30 and March 31, 2010 is shown below:

Outstanding
					Amount Payable or Receivable		Fair Value
Description	Counterparties	Notional	Contracting Date	Maturity	6.30.2010	3.31.2010	6.30.2010	3.31.2010

Exchange swaps
registered at CETIP	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	14,936	8,564	14,029	8,013
(JPY x CDI)

	Santander	US$ 40,000	11/21/2007	4/29/2011	(10,055)	(10,017)	(7,375)	(5,527)
		US$ 40,000	11/21/2007	5/31/2011	(10,052)	(10,014)	(7,151)	(5,273)
		US$ 40,000	11/21/2007	6/30/2011	(10,029)	(9,994)	(6,916)	(5,016)
		US$ 100,000	4/16/2010	4/10/2013	(2,458)	-	4,637	-

Exchange swaps	Votorantim	US$20,000	7/5/2005	6/10/2010	-	(31,024)	-	(30,361)
registered at CETIP
(USD x CDI)
	ABN AMRO	US$25,000	5/10/2005	4/13/2010	-	(54,951)	-	(54,347)
		US$25,000	6/10/2005	5/13/2010	-	(52,671)	-	(51,821)
		US$40,000	3/14/2008	3/2/2012	(6,195)	(6,033)	(3,503)	(1,660)
		US$15,000	3/14/2008	12/20/2011	(2,338)	(2,276)	(1,385)	(677)
		US$10,000	3/14/2008	12/20/2010	(1,577)	(1,533)	(1,286)	(902)
		US$10,000	3/14/2008	12/20/2011	(1,384)	(1,363)	(643)	(177)

	Pactual	US$14,474	12/11/2003	1/15/2010	-	-	-	-
		US$5,018	7/16/2004	1/15/2010	-	-	-	-

	Brazil	US$150,814	3/31/2010	3/12/2012	1,548	-	1,298	-

	Banco do Brasil	R$ 150,000	12/28/2009	1/3/2011	1,005	629	(204)	500
Swap interest rate		R$ 160,000	12/28/2009	1/4/2011	1,163	716	(216)	519
registered at CETIP		R$ 35,000	12/28/2009	3/11/2011	313	185	(100)	159
(Pre-fixed rate x CDI)		R$ 45,000	12/28/2009	3/11/2011	402	238	(128)	202
		R$ 80,000	6/28/2010	6/12/2013	8	-	1,309	-
		R$ 130,000	6/28/2010	6/6/2014	13	-	3,660	-
		R$ 130,000	6/28/2010	6/2/2015	12	-	4,699	-
		R$ 200,000	3/31/2010	3/7/2013	1,442	-	(742)	-

	Unibanco	R$ 779,650	6/25/2007	3/1/2013	175	61	(611)	(607)

	Santander	R$ 50,000	6/28/2010	6/12/2013	(7)	-	(818)

					Total		(1,446)	(146,975)

The net position of the aforementioned agreements is recorded in loans and financing according to Note 13.

15.   Taxes and social contribution payable

The amounts payable were as follows:

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Current
PIS and COFINS payable and other	99,528	71,000	183,437	131,291
Provision for income and social contribution taxes	31,776	38,640	43,417	55,077
	131,304	109,640	226,854	186,368
Taxes paid by installments
Tax installment payment Law 11,941/09	-	-	3,626	3,059
INSS (i)	37,195	40,914	36,578	40,914
CPMF (i)	9,306	8,269	11,701	12,768
Other (ii)	3,539	3,470	3,774	3,680
	50,040	52,653	55,679	60,421

Total Current	181,344	162,293	282,533	246,789

Noncurrent
Taxes paid by installments
Tax installment payment Law 11,941/09 (iii)	1,079,635	1,047,667	1,175,632	1,139,752
INSS (i)	74,389	92,093	74,389	92,093
CPMF (i)	18,611	19,292	23,403	22,083
Other (ii)	20,212	20,485	21,327	21,628
Total NonCurrent	1,192,847	1,179,537	1,294,751	1,275,556

Total	1,374,191	1,341,830	1,577,284	1,522,345

Tax payments by installments include the following amounts:

(i)     INSS, CPMF – The Company adhered to the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003, discontinuing few proceedings. The taxes included in this program is subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii)    Other – The Company adhered to the State and Municipal Tax Payment Installments Program (PPI). Taxes included in this program are adjusted by SELIC, and may be payable within 120 months.

(iii)   COFINS (Law 9,718/99), SEBRAE (Support Service for Entrepreneurs and Small-Sized Companies) Contribution and Offset of Social Security Contribution Debt – After legal advisors’ assessment, the Company’s Management decided to include these contingencies in the installment program set forth by Law 11,941/09 (REFIS).

16.   Provision for litigations

Provision for litigations is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

16.   Provision for litigations (Continued)

	Parent Company
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at March 31, 2010	35,512	40,929	-	32,432	108,873
Additions	-	4,362	6,998	2,472	13,832
Reversal/Payment	-	(900)	(4,022)	-	(4,922)
Monetary Restatement	737	731	1,606	689	3,763
Judicial Deposits	-	(8)	(4,582)	(47)	(4,637)
Balance at June 30, 2010	36,249	45,114	-	35,546	116,909

	Consolidated
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at March 31, 2010	94,379	63,353	24,939	111,062	293,733
Additions	1,288	1,675	9,846	9,508	22,317
Reversal/Payment	-	(17,769)	(7,245)	(5,753)	(30,767)
Transfer	-	-	-	-	-
Monetary Restatement	1,745	907	2,626	1,815	7,093
Judicial Deposits	-	(12)	(7,997)	(130)	(8,139)
Balance at June 30, 2010	97,412	48,154	22,169	116,502	284,237

a)  Taxes

Tax-related claims are indexed to the Central Bank Overnight Rate (“SELIC”), at 8.47% at June 30, 2010 (8.63% at March 31, 2010), and are subject, when applicable, to fines.

COFINS and PIS

As the non-cumulativeness system for the purposes of calculating PIS started (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries started to argue the right of excluding the ICMS amount from the calculation bases of these two contributions.

In relation to the debt referring to COFINS increase, the Company filed a lawsuit requesting to exclude the late payment fine of consolidated debt from federal installment payment, enacted by Law 11,941/09. In addition, a subsidiary of the Company offset PIS and COFINS tax debts with IPI credits – inputs submitted to zero rate or exempted acquired from third parties (transferred based on final and unappealable decision).

The claims amounts of PIS and COFINS at June 30, 2010 is R$97,412 (R$94,379 at March 31, 2010).

Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked, as ruled by CVM. These are: (i) notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ), (ii)  the non application of Accident Prevention Factor (FAP) for 2010 was called into question, (iii) and other less relevant issues. The amount recorded at June 30, 2010 for these claims is R$21,755 (R$ 28,405 at March 31, 2010).

16.   Provision for litigations (Continued)

a)  Taxes (Continued)

In addition, the Company claims in court its right of not paying the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The amount accrued at June 30, 2010 is R$35,996 (R$34,948 at March 31, 2010) and the Company made a R$9,597 (R$9,578 at March 31, 2010) judicial deposit.

b)  Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2010, the Company recorded a provision of R$84,133 (R$78,906 at March 31, 2010) referring to lawsuits whose risk of loss was considered probable and R$42,907 (R$48,857 at March 31, 2010), referring to lawsuits whose risk of loss is deemed as possible. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.19% accumulated in the quarter ended June 30, 2010 and 0.08% at March 31, 2010) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$22,169 (R$24,939 at March 31, 2010).

c)  Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At June 30, 2010, the accrual amount for these lawsuits is R$29,261 (R$27,456 at March 31, 2010), for which there are no judicial deposits.

•       The balance of Globex’s civil actions at June 30, 2010 was mainly composed of: (i) consumer lawsuits in the amounts R$20,711, (ii) provisions referring to the risk revaluation of action for damages of R$7,701, deriving from contractual termination proposed by former service provider; (iii) recording of a provision of R$19,174 in view of the contractual assumption of mandatory payment of a fee on behalf of shopping centers management companies, as a result of change in share control; and (iv) recording of a provision of R$7,583 in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers;and (v) the “Fundo Estadual de Combate à Pobreza” (State Government Fund Against Poverty), established by State of Rio de Janeiro, in the amount of R$11,749 was called into question.

16.  Provision for litigations (Continued)

Total civil actions and Other at June 30, 2010 is R$116,502 (R$111,062 at March 31, 2010), net of judicial deposits.

d) Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, have not been accrued, at June 30, 2010, as follows:

•       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$122,887 (R$118,521 at March 31, 2010). The proceedings are under administrative and court discussion. Out of this amount R$107,734 are guaranteed by real properties or bank guarantee.

•       IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$262,444 (R$242,341 at March 31, 2010).

•       COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$627,048 (R$603,436 at March 31, 2010).

•       ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits, (ii) acquisitions from suppliers considered to be unfit according to the state treasury’s records, (iii) return of goods to its stores and (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. The total amount of these assessments is R$1,267,599 (R$1,363,576 at March 31, 2010), which await a final decision in the administrative and court levels. This decrease compared to the previous quarter is due to the adhesion to amnesty provided for by Law 5,647/10 of the State of Rio de Janeiro. This Law enacts relevant fine and interest rates reduction. The effects on income deriving from installment plan were R$16,054 in the parent company and R$ 70,725 in consolidated. The amounts were basically settled in cash, judicial deposits and government bonds.

•       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$136,098 (R$77,659 at March 31, 2010) and await administrative and court decisions. The increased amount is due to new administrative and legal proceedings.

16.  Provision for litigations (Continued)

•       Other litigations – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$85,038 (R$82,228 at March 31, 2010).

•       In the subsidiary Globex, provisions were not set up for the contingent liabilities with probability of losses and amounted to R$232,447 at June 30, 2010 (R$148,321 at March 31, 2010).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

e)  Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the litigations recorded in liabilities.

f)   Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	652,296	1,208	652,357	1,305,861
Labor	6,435	3,623	80,767	90,825
Civil and other	13,852	1,622	33,251	48,725
Total	672,583	6,453	766,375	1,445,411

The subsidiary Globex has banking letters of guarantee amounting to nearly R$44,123 at June 30, 2010.

17.   Income and Social Contribution Taxes

a)   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Earnings before income tax	248,144	300,724	262,852	318,149
Profit Sharing	(11,566)	(5,777)	(15,199)	(7,572)

Earnings before income tax	236,578	294,947	247,653	310,577

Income tax at nominal rate	(59,144)	(73,737)	(74,296)	(93,173)
Tax fines	(229)	-	(524)	-
Income tax incentives	311	-	824	-
Equity accounting and provision for capital deficiency of subsidiary	18,408	7,736	7,275	2,189
Other permanent differences (undeductible) and social contribution tax, net	(7,430)	(2,360)	(13,981)	4,209

Effective income tax	(48,084)	(68,361)	(80,702)	(86,775)

Income tax for the year
Current	10,400	(16,371)	(5,036)	(21,284)
On amortized goodwill (b(ii))	(51,550)	(51,548)	(54,344)	(54,072)
Deferred	(6,934)	(442)	(21,322)	(11,419)

Deferred income and social contribution tax expenses	(48,084)	(68,361)	(80,702)	(86,775)

Effective rate	20.3%	23.2%	32.6%	27.9%

 (i) At June 30, 2010, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$287,638 (R$306,401 at March 31, 2010) in the Parent Company and R$1,303,497 (R$1,342,829 at March 31, 2010) in Consolidated.

17.   Income and Social Contribution Taxes (Continued)

b)   Breakdown of deferred income and social contribution tax balances

	Parent Company		Consolidated

	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Deferred income tax asset
Tax losses (i)	60,551	62,886	583,357	577,521
Provision for litigations	40,580	37,248	116,637	51,396
Provision for hedge levied on a cash basis	(14,940)	(15,795)	18,162	19,697
Allowance for doubtful accounts	1,924	2,018	11,125	9,520
Goodwill	45,784	42,614	55,566	43,883
Tax benefit from the merger of Mandala	-	-	258,015	258,015
Deferred income tax under the effects of Law 11,638/07	13,916	14,580	5,959	41,760
Provision for deferred income tax on unamortized goodwill	(30,020)	(26,477)	(43,671)	(77,035)
Income tax on goodwill Vieri – Casino (ii)	156,452	182,227	156,452	182,226
Income tax on goodwill Sevilha – Assai (ii)	-	-	55,914	57,343
Provision for goodwill reduction	-	-	117,516	117,516
Other	13,391	7,100	74,661	167,183
Deferred income and social contribution tax assets	287,638	306,401	1,409,693	1,449,025
Provision for deferred income tax realization	-	-	(106,196)	(106,196)

Total deferred income tax assets	287,638	306,401	1,303,497	1,342,829

Current Assets	88,743	122,784	196,541	186,461
Noncurrent Assets	198,895	183,617	1,106,956	1,156,368
Deferred income and social contribution tax assets	287,638	306,401	1,303,497	1,342,829

(i)   The recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

At the Special Shareholders’ Meeting held at December 20, 2006, the Company's shareholders approved the merger operation of its parent company Vieri.  The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of the capital increase resulting from the aforementioned capitalization, all pursuant to Article 7, caput and paragraphs 1 and 2 of CVM ruling 319/99.  In order to allow for the improved presentation of the quarterly information, the goodwill net amount of R$154,646, which substantially represents the tax credit balance plus the amount of R$1,806, were classified as deferred IRPJ.  The net tax benefit as of June 30, 2010, totaled R$156,452 (R$182,227 at March 31, 2010).

17.   Income and Social Contribution Taxes (Continued)

(ii)   At the Special Shareholders’ Meeting held at March 31, 2008 and July 8, 2009, respectively, the reverse merger of Sevilha into Barcelona was approved.  Also, pursuant to CVM Ruling 319/99, a special goodwill reserve was created as a result of this merger.  At June 30, 2010, the net tax benefit recorded by Barcelona amounted to R$55,914.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the established tax credit.

Based on these studies, the Company expects to recover these tax credits within a term of up to ten years, as follows:

	Parent Company	Consolidated
	6.30.2010	6.30.2010

Up to 12 months	88,743	196,541
From 13 to 24 months	86,198	162,621
From 25 to 48 months	94,255	192,012
From 49 to 60 months	17,273	133,544
Over 60 months	1,169	618,779
	287,638	1,303,497

18.   Shareholders’ Equity

a)    Capital stock

       The subscribed and paid-up capital, as of June 30, 2010, is represented by 257,454 (255,067 at March 31, 2010) in thousands of registered shares with no par value, of which 99,680 (ditto at March 31, 2010) in thousands of common shares, 151,076 in thousands of class A preferred shares (148,689 at March 31, 2010) and 6,698 in thousands of class B preferred shares (ditto at March 31, 2010).

       The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

       At June 30, 2010 capital was increased by R$195,376, of which: (i) R$93,114 correspond to 2,387 thousand new shares, as detailed below; and (ii) an increase of R$102,262 from the partial capitalization of the Reserve (Note 18 (c) and (e)).

•       At the Annual and Special Shareholders’ Meeting held at April 29, 2010, the capital increase amounting to R$67,126 was approved, through the issue of new 1,112 thousand class A preferred shares, at the issue price of R$60.39 per share.  The shares will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A.; and

18.   Shareholders’ Equity (Continued)

•       At the Board of Directors Meeting held at June 9, 2010, an increase of R$25,988 was approved, related to the issue of 1,275 thousand class A preferred shares, as follows: (i) 244 thousand shares, at the issue price of R$30.52 per share, amounting to R$7,441 of Series IX; (ii) 2 thousand shares, at the issue price of R$39.73 per share, amounting to R$60 in Series X; (ii) 563 thousand shares, at the issue price of R$24.63 per share, amounting to R$13,876 of Series A1 Silver; (iv) 162 thousand shares, at the issue price of R$0.01, amounting to R$2 of Series A1 Gold; (ii) 94 thousand shares, at the issue price of R$26.93, amounting to R$2,539 of Series A2 Silver; (vi) 60 thousand shares, at the issue price of R$0.01 per share, amounting to R$1 of Series A2 Gold;(vii) 75 thousand shares, at the issue price of R$27.47 per share, amounting to R$2,068 of Series A3 Silver; (viii) 75 thousand shares, at the issue price of R$0.01 per share, amounting to R$1 of Series A3 Gold;

Breakdown of capital stock and number of shares:

		Number of shares - thousand
	Capital stock	Preferred	Common
At March 31, 2010	5,378,062	155,387	99,680
Goodwill special reserve	83,908	1,112	-
Profit	85,480	-	-
Stock option plan			-
Series IX	7,441	244	-
Series X	60	2	-
Series A1 Silver	13,876	563	-
Series A1 Gold	2	162	-
Series A2 Silver	2,539	94	-
Series A2 Gold	1	60	-
Series A3 Silver	2,068	75	-
Series A3 Gold	1	75	-
At June 30, 2010	5,573,438	157,774	99,680

       The table below shows the share transaction as a result of the exercise of stock options pursuant to the Company’s Stock Option Plans:

Meeting	Series	Number (thousand)	Unit price	Total

6/9/2010	Series IX	244	30.52	7,441
6/9/2010	Series X	2	39.73	60
6/9/2010	Series A1 Silver	563	24.63	13,876
6/9/2010	Series A1 Gold	162	0.01	2
6/9/2010	Series A2 Silver	94	26.93	2,539
6/9/2010	Series A2 Gold	60	0.01	1
6/9/2010	Series A3 Silver	75	27.47	2,068
6/9/2010	Series A3 Gold	75	0.01	1

	Total at June 30, 2010	1,275		25,988

18.   Shareholders’ Equity (Continued)

b)    Share rights

       Class A preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

       Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares may be converted into PNA shares, at the 1:1 ratio, observing the following terms: (i) 32% of PNB shares were converted at September 28, 2009; (ii) 28% of total PNB shares were converted into PNA shares at January 7, 2010; (iii) 20% of total PNB shares were converted into PNA shares at July 7, 2010, and (iv) 20% of total PNB shares will be converted into PNA shares at January 7, 2011.

c)     Capital reserve - Special goodwill reserve

At the Annual and Special Shareholders’ Meeting held at April 29, 2010, the Company’s capital stock increase of R$83,908 was approved, through the capitalization of special goodwill reserve.

Out of the total amount of increase, R$16,782 were capitalized without issuing new shares, thus, benefiting all the Company's shareholders, and R$67,126 were capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., pursuant to article 7 of CVM Ruling 319/99, through the issue of 1,112 thousand of the Company’s new class A preferred shares, as outlined in Note 18 (a).

d)     Recognized granted options

With the enactment of Law 11,638/07 the account “granted options” was created to recognize payments made to managers as compensation, pursuant to CPC 010.

e)    Revenue reserve

(i)    Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

18.   Shareholders’ Equity (Continued)

e)    Revenue reserve - Continued

At the Annual and Special Shareholders' Meeting held at April 29, 2010, the Management’s proposal to increase capital stock by R$85,480 was approved, without issuing new shares, through the capitalization of the Expansion Reserve and Profit Retention Reserve based on the capital budget, both of them created at Annual General Meeting held at April 30, 2009.

f)    Stock option plan for preferred shares

(i)   Original stock option plan

      The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PNA shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

      The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

      The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

      Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

   Where:

Q =     Number of shares to be encumbered by restraint on alienation.

Q1 =   50% of the Company total shares on the granting date.

Pm =       Company share market price on the exercise date.

Pe =   Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index – IGP – M variation to the date of its actual exercise, less dividends attributed for the period.

 (ii) New stock option plan for preferred shares.

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

18.   Shareholders’ Equity (Continued)

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the ROIC verified at the end of the 36th month as of the granting date.

The criteria to calculate the reducer or accelerator index of the amount of options granted, classified as gold-type  in each series of the Plan, according to the analysis of observance to the concept of return on invested capital (ROIC), as follows:

(a)   Accelerator: from 3%, at every 1% plus rate of return, increase by 0.5% the number of shares granted classified as gold-type.

(b) Reducer: from -3%, at every 1% less rate of return, decrease by 5% the number of shares granted classified as gold-type.

The series of previous plans continue in force until their respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand preferred class A shares to 11,618 thousand shares, an increase of 1,500 thousand new class A preferred shares.

18.   Shareholders’ equity (Continued)

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at June 30, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(435)	(553)	(1)	-
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	38.85	901	(225)	(387)	-	289
Series A1 -Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 -Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(895)	(104)	-	123
Series A2 -0Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(510)	(6)	-	332
Series A2 -Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(588)	(7)	-	355
Series A3 -Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	(164)	-	-	504
Series A3 Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	(184)	-	-	509
Series A4 -Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	131	-	-	-	131
Series A4 Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	524	-	-	-	524
						7,152	(3,280)	(1,063)	(1)	2,808

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at March 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.52	989	(191)	(552)	-	246
Series X	7/7/2006	7/7/2009	7/7/2011	33.00	39.73	901	(223)	(385)	-	293
Series A1 -Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(117)	(6)	-	201
Series A1 -Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(332)	(102)	-	688
Series A2 -Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(450)	(6)	-	392
Series A2 Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(494)	(7)	-	449
Series A3 Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(109)	-	-	584
Series A3 -Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(89)	-	-	579

						6,495	(2,005)	(1,058)	-	3,432

18.   Shareholders’ equity (Continued)

SERIES EXERCISED
At June 30, 2010
Series granted	Date granted	Date of exercise	Amount exercised	Exercise price	Total	Market price
Series IX	5/15/2005	6/10/2008	180	28.66	5,159	37.47
Series IX	5/15/2005	9/11/2008	0	30.10	0	34.34
Series IX	4/15/2005	10/2/2009	11	29.62	326	50.32
Series IX	4/15/2005	6/9/2010	244	30.52	7,442	57.20
Series X	7/7/2008	10/2/2009	223	38.54	8,594	50.32
Series X	7/7/2008	6/9/2010	2	39.73	60	57.20
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.12
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.54
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.24
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.83
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	37.43
Series A1 Gold	4/13/2007	3/15/2010	2	0.01	0	59.80
Series A1 Gold	4/13/2007	6/9/2010	162	0.01	2	57.20
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	271	37.12
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	887	28.54
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,724	33.24
Series A1 Silver	3/13/2007	3/10/2008	103	24.63	2,537	34.83
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,069	37.43
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	74	37.47
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	49	36.97
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	74	34.34
Series A1 Silver	4/13/2007	4/1/2009	5	24.63	123	31.98
Series A1 Silver	4/13/2007	8/5/2009	3	24.63	74	46.35
Series A1 Silver	4/13/2007	3/15/2010	10	24.63	252	59.80
Series A1 Silver	4/13/2007	6/9/2010	563	24.63	13,877	57.20
Series A1 Silver	4/13/2007	10/2/2009	2	24.63	49	50.32
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.83
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	37.43
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	37.47
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	36.97
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.34
Series A2 Gold	3/3/2008	4/1/2009	30	0.01	0	31.98
Series A2 Gold	3/3/2008	8/5/2009	91	0.01	1	46.35
Series A2 Gold	3/3/2008	10/2/2009	47	0.01	0	50.32
Series A2 Gold	3/3/2008	3/15/2010	2	0.01	0	59.80
Series A2 Gold	3/3/2008	6/9/2010	60	0.01	1	57.20
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.83
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,235	37.43
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	162	37.47
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	377	36.97
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	215	34.34
Series A2 Silver	3/3/2008	4/1/2009	45	26.93	1,212	31.98
Series A2 Silver	3/3/2008	8/5/2009	96	26.93	2,585	46.35
Series A2 Silver	3/3/2008	10/2/2009	52	26.93	1,400	50.32
Series A2 Silver	3/3/2008	3/15/2010	3	26.93	61	59.80
Series A2 Silver	3/3/2008	6/9/2010	94	26.93	2,539	57.20
Series A3 Gold	5/13/2009	3/15/2010	89	0.01	1	59.80
Series A3 Gold	5/13/2009	6/9/2010	75	0.01	1	57.20
Series A3 Silver	5/13/2009	3/15/2010	109	27.47	2,997	59.80
Series A3 Silver	5/13/2009	6/9/2010	75	27.47	2,068	57.20
			3,280		64,537

Note: Pursuant to assignments provided for in the Stock Option Plan regulations, the Plan’s management committee approved an anticipation of the exercise date related to the first tranche of series VII options for December 13, 2005. At March 15, 2007, series VI was terminated and Series VII was terminated at June 10, 2008, Series VIII was terminated at August 5, 2009 and Series IX was terminated at June 9, 2010.

18.   Shareholders’ Equity (Continued)

As provided for in the Stock Option Plan regulation, at April 29, 2010, the Plan Management Committee approved the accelerator at 1.5%, related to Series A1.

At June 30, 2010, the Company preferred share price at BOVESPA was R$62.98 per share.

At June 30, 2010 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)   Consolidated information on the stock option plans - CBD

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	6.30.2010	3.31.2010
Number of shares	257,454	255,067
Balance of granted series in effect	2,808	3,432
Maximum percentage of dilution	1.08%	1.33%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72%, (b) expectation of volatility of nearly 40.47% and (c) the risk-free weighted average interest rate of 9.66%. The expectation of average life of series IX and V is 5 years, whereas for series A1, A2 and A3 the expectation is 3 years.

Period ended at March 31, 2010	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,675	17.76
Granted during the period	-	-
Cancelled during the period	(16)	28.53
Exercised during the period	(215)	15.46
Expired during the period	(12)	26.00
Outstanding at the end of the period	3,432	17.82

Period ended at June 30, 2010
Outstanding at the beginning of the period	3,432	17.82
Granted during the period	657	37.08
Cancelled during the period	(5)	28.41
Exercised during the period	(1,275)	19.94
Expired during the period	(1)	26.00
Outstanding at the end of the period	2,808	21.54

Technical Pronouncement CPC 10 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at June 30, 2010 were R$13,272 (R$10,475 at June 30, 2009).

 (iv)  Sock option plan of preferred shares - Globex

18.   Shareholders’ Equity (Continued)

The subsidiary Globex granted a Stock Option Plan for the purchase of shares for Management, approved by the Special Shareholders’ Meeting held at January 4, 2008 and rectified at the Annual and Special Shareholders’ Meeting held on April 29, 2008.

The Plan aims to: promote the expansion and the successful development of Globex’s purposes, allowing top management and employees to buy shares issued by Globex, fomenting their integration with the company; (ii) attract top management and employees to provide services to Globex, by offering them the additional advantage of becoming Globex’s shareholders; (iii) align the interests of the top management and employees, offering as an incentive and additional advantage the possibility of becoming Globex’s shareholders; and (iv) promote a higher integration of these executives and employees with Globex’s objectives.

Statutory officers and employees approved by Globex’s Board of Directors are eligible to participate in the Plan (“Beneficiaries”). Pursuant to Article 171, paragraph 3 of Law 6,404/76, they shall not have preemptive right in the granting or in the exercise of stock options derived from the Plan. The shares resulting from the option exercise will have the rights set forth according to the Plan and the respective programs and agreement. They always will be entitled to receive the dividends to be distributed from the subscription or acquisition, where applicable. Once exercised the option by Beneficiary, the corresponding shares will be purpose of issue by means of Globex’s capital increase. Treasury stock options may also be tendered, by means of notice to the Brazilian Securities and Exchange Commission – CVM. The options granted based on the Plan are individual and non-transferable. The Plan took effect with its approval at the General Meeting and may be extinguished, at any time, by decision of the Board of Directors. The option may be exercised fully or partially during the term and within the periods established in the respective program. According to the Plan, the options granted account for, at most 1,794,880 common shares issued by Globex and the exercise price of R$25.35 for Program 1 and R$17.02 for Program 2 (reverse split defined as “2008 Programs”).

	6.30.2010	3.31.2010
Number of shares	124,381,409	124,381,409
Balance of granted series in effect	1,794,880	1,794,880
Maximum dilution percentage(1)	1.42%	1.42%

(1) Maximum dilution percentage of Globex shares

The fair value of “2008 Programs” was calculated based on the Black & Scholes valuation model, taking into account the following assumptions: (a) expected volatility of 47.6%; (b) duration of the program of 3.46 years; (c) risk-free rate from 11.18% to 13.65%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$17.57 to R$21.00.

The table below shows the amounts per lot recognized in the Company’s results, under operating expense against an increase in shareholders’ equity as well as the amounts to be recognized in subsequent years.

18.   Shareholders’ Equity (Continued)

	Expenses incurred and to be incurred by the Parent Company in the years ended December 31
Stock Option Plan	2009	2010	2011
Share-based Payment
1st tranche	2,995	-	-
2nd tranche	3,126	2,118	-
3rd tranche	2,514	2,514	1,699
	8,635	4,632	1,699

Due to a reduction in the eligible staff, the share-based compensation was reduced. Therefore, the amounts referring to unexpired expenses were adjusted. The expenses recorded until the withdrawal of eligible employees were not reversed and have been accounted for on a retrospective basis.

The chart below shows the new amounts to be considered.

	Expenses incurred and to be incurred by the Parent Company in the years ended December 31
Stock Option	2009	2010	2011

Share-based payment
1st tranche	1,498	-	-
2nd tranche	1,810	472	-
3rd tranche	1,573	258	321
	4,881	730	321

(v)    Stock option plan of preferred shares - Ponto Frio.com

The first exercise date of said option was September 2009. In the period ended June 30, 2010, the amount of R$429 (R$3,547 at June 30, 2009) was recorded in the Company’s results.

At August 1, 2008, the subsidiary Globex concluded the negotiations to implement a partnership with a view to restructuring and developing its e-commerce and telesales activities for end consumers. Pursuant to the agreements executed, these activities now are performed by an independent company called PontoFrio.com Comércio Eletrônico S.A. ("PontoFrio.com"). In order to align the parties’ long-term interests, executives of PontoFrio.com (and eventual new beneficiaries) were granted PontoFrio.com’s stock options, whose exercise would result in executives’ maximum interest of 14% in the capital stock, in the event they are fully exercised.

According to the Options Plan executed, the stock options benchmark is the amount of R$15.71 per share, adjusted by CDI variation or IPCA accrued of six per cent (6%) p.a., whichever is the shortest, as of that date. The executives will be entitled to exercise the Stock Options divided into five (5) tranches, each one may be exercised as of the end of each twelve (12)-month period as of the date of the Agreement for the Granting of Stock Options, as follows:

18.   Shareholders’ Equity (Continued)

	Ponto Frio.com
	Term	Percentage

1st tranche	After 12th month	15%
2nd tranche	After 24th month	15%
3rd tranche	After 36th month	20%
4th tranche	After 48th month	20%
5th tranche	After 60th month	30%

The fair value of the Stock Option Plan of PontoFrio.com was calculated based on the Black & Scholes option valuation model, considering the following assumptions: (a) expected volatility of 52.98%; (b) duration of the program of 5 years; (c) risk-free rate of 12.92%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$4.12 to R$9.74.

The chart below shows the amounts per lot recognized in PontoFrio.com’s results, under operating expenses against a shareholders’ equity increase, as well as the amounts to be recognized in subsequent years.

	Expenses incurred and to be incurred by the Company in the years ended December 31
Stock Option	2009	2010	2011	2012

Share-based payment
1st tranche	1,415	-	-	-
2nd tranche	1,788	1,043	-	-
3rd tranche	1,977	1,977	1,153	-
4th tranche	1,717	1,717	1,717	1,001
5th tranche	2,292	2,292	2,292	2,292
	9,189	7,029	5,162	3,293

As per clause 4.5 of the Operational Agreement, in the event of sale of Globex’s control – fact which occurred at July 7, 2009, the stock option vesting right schedule changes, as follows:

	Ponto Frio.com
	Term	Percentage

1st tranche	After the present date and 24 months	30%
2nd tranche	After 24th month	20%
3rd tranche	After 36th month	20%
4th tranche	After 48th month	15%
5th tranche	After 60th month	15%

The chart below shows the new amounts to be considered:

	Expenses incurred and to be incurred by the Company in the years ended December 31
Stock Option	2009	2010	2011	2012

Share-based payment
1st tranche	3,840	-	-	-
2nd tranche	2,633	1,391	-	-
3rd tranche	1,977	1,977	1,153	-
4th tranche	1,108	1,287	1,287	751
5th tranche	670	1,146	1,146	1,146
	10,228	5,801	3,586	1,897

18.   Shareholders’ Equity (Continued)

At June 30, 2010, the amount of R$1,450 (R$2,297 at June 30, 2009) was recorded in the consolidated result.

g)    Dividends

At August 3, 2009, the Company’s Board of Directors approved the adoption of a new dividend policy, which consists of the payment of interim dividends, on a quarterly basis, and these payments shall be approved by the General Meeting, pursuant to paragraph 3 of article 35 of the Company’s Bylaws.

The Board of Directors Meeting held at May 7, 2010 approved the amount to be paid in advance on a quarterly basis in 2010, i.e., R$0.08 per Class A preferred share and R$0.072727272 per common share, as interim dividends, according to the Company’s Dividend Policy. The interim dividend payment dates will be defined by the Board of Directors after the publication of the Quarterly Information for the period. For the fourth quarter, after the end of the fiscal year and approval of the corresponding financial statements, the Company will pay the mandatory minimum dividend to shareholders, calculated pursuant to the Brazilian Corporation Law, less dividend prepaid during the fiscal year. In the first quarter of 2010, the amount of R$19,215 of interim dividends was prepaid at May 31, 2010.

For the 1,112 thousand new Class A preferred shares issued at April 29, 2010 at the Annual and Special Shareholders’ Meeting, only the shares subscribed within 10 days after the end of the period will be entitled to interim dividends.

19.   Management Compensation

The expenses related to the compensation of Management’s key personnel (officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the quarters ended at June 30, 2010 and 2009, are as follows:

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Amounts recorded in income	25,075	19,734	40,596	21,181

Out of this total, it is worth mentioning that the portion equivalent to 22.9% of June 30, 2010 amount and the portion equivalent to 23.2% of June 30, 2009 amount in the parent company and 14.2% and 21.7% in the consolidated, respectively, refer to the stock option plan.

20.   Net Financial Income

	Quarter ended at
	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009
Financial Expenses
Financial Charges - BNDES	(4,448)	(8,758)	(6,630)	(8,758)
Financial Charges - Debentures	(69,431)	(44,488)	(69,431)	(44,488)
Interest on loan	(26,015)	(32,820)	(49,569)	(44,436)
Swap operations	(6,500)	(11,667)	(13,406)	(24,604)
Mark-to-market of financial instruments	(2,556)	9,730	(3,171)	16,578
Capitalized interest	4,305	4,639	5,280	5,817
Receivables securitization	(49,689)	(54,237)	(58,716)	(64,125)
Credit card prepayment (i)	-	-	(82,472)	-
Financial charges on contingencies and taxes	(66,218)	(52,508)	(97,937)	(67,438)
Interest on financial leasing	(3,697)	(3,866)	(6,952)	(6,822)
I.O.F. and bank services	(8,903)	(6,409)	(15,965)	(13,227)
Interest on loan	(91)	(301)	(3,747)	(94)
Present value adjustment	(820)	-	(820)	-
Other financial expenses	(5,423)	292	(14,264)	(1,672)
Total financial expenses	(239,486)	(200,393)	(417,800)	(253,269)

Financial revenues
Interest on cash and cash equivalents	48,649	47,528	59,605	59,090
Subordinated quotas - PAFIDC	7,355	12,919	8,216	14,430
Financial discounts obtained	21,608	22,056	25,803	25,591
Financial charges on taxes and judicial deposits	15,673	10,566	43,584	16,937
Interest on installment sales	991	2,073	1,577	2,677
Interest on loan	15,709	18,234	9	-
Present value adjustment	(1,607)	(538)	(1,733)	(682)
Other financial revenues	153	1,742	7,279	2,953
Total financial revenues	108,531	114,580	144,340	120,996

Net financial income	(130,955)	(85,813)	(273,460)	(132,273)

(i) In the quarter ended June 30, 2010, in subsidiary Globex, a change occurred in the appropriation criterion of credit card prepaid expenses, which are now recognized in the month of receivables sales operation, since the Company no longer retains the risk of realizing these credits.

21.   Other Operating Revenues and Expenses

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Installment payment tax (i)	(19,257)	-	(77,263)	-
Damages liabilities (ii)	(55,490)		29,649
Assets written-off/discontinued projects (iii)	-	-	7,091	-
Reversal of provision for restructuring	-	-	4,383	-
Permanent assets result	(1,582)	107	2,337	(787)
Other	-	-	(6,790)	-

Total	(76,329)	107	(40,593)	(787)

(i)      Composed mainly of installment payment of ICMS (Note 16 d);

(ii)     Registration indemnity liability concerning the "First Amendment to the Association Agreement between Globex, CBD and Casas Bahia, which guarantees the right of indemnity Globex by CBD, in certain contingencies recognized that become due by Globex from June 30, 2010. There is no effect on consolidated income, considering an equivalent effect in the line of Deferred Income and Social Contribution Tax"; and

(iii)    In the first quarter of 2010, Globex’s Management carried out operational and technological revisions of its management system that pointed the partial utilization of licenses provisioned for losses in the 2009 fiscal year. In view of this evidence, Globex’s Management reversed R$7,091 related to said provision.

22.   Insurance coverage

Coverage at June 30, 2010 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Coverage amount
Insured assets	Risks covered	Parent Company	Consolidated

Property and equipment and inventories	Named risks	4,515,843	7,936,712
Profit	Loss of profits	1,618,808	2,395,808

The Company also holds specific policies covering civil and management liability risks in the amount of R$146,625 (R$145,600 at March 31, 2010). The information above was not audited by independent auditors.

23.   Leasing operations

a)  Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement are recognized as expenses, on a straight-line basis, during the term of the respective leasing.

The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

23.   Leasing operations (Continued)

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Gross liabilities from operating leasing – minimum lease payment

Less than 1 year	293,498	205,640	465,274	336,535

Over 1 year and less than 5 years	1,001,310	978,753	1,468,844	1,475,988

Over 5 years	1,647,992	1,653,308	2,179,216	2,171,091

	2,942,800	2,837,701	4,113,334	3,983,614

The Company believes that the minimum payment of non-cancellable operating leasing refers to the contractual period of the regular course of the going concern. This liability is stated in the chart above, as required by CPC 06, although all the agreements have fine clause, which varies from one to six months of rental. The Company’s liability to terminate all the agreements amounts to R$116,319.

(i)     Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by leasing agreement clause, corresponding to 0.5% and 2.5% over sales of the respective store.

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Contingent payments recognized as expense during the period	123,106	123,029	177,946	158,768

(ii)    Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements for the quarter ended June 30, 2010 vary between 5 and 25 years and the agreement may be renewed according to the specific law. Agreements are periodically adjusted according to inflation indexes.

b)  Financial lease liabilities

Leasing agreements classified as financial leasing amount to R$169,063 at June 30, 2010 (R$178,391 at March 31, 2010) for the Parent Company and for the Consolidated, R$229,917 at June 30, 2010 (R$241,497 at March 31, 2010), according to the chart below:

23.   Leasing operations (Continued)

	Parent Company		Consolidated
	6.30.2010	3.31.2010	6.30.2010	3.31.2010
Gross liabilities from financial leasing – minimum lease payments

Less than 1 year	14,995	16,535	30,264	32,457

Over than 1 year and less than 5 years	12,638	17,567	30,147	38,023

Over 5 years	30,166	30,302	38,467	38,689

Present value of financial lease agreements	57,799	64,404	98,878	109,169

Future financial charges on financial leasing	111,264	113,987	131,039	132,328

Gross value of financial lease agreements	169,063	178,391	229,917	241,497

(i)     Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined in the clauses of the rental agreements, corresponding to 0.5% and 2.5% over sales.

	Parent Company		Consolidated
	6.30.2010	6.30.2009	6.30.2010	6.30.2009

Contingent payments recognized as expenses during the year	1,651	1,630	2,600	2,521

(ii)    Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements in the quarter ended at June 30, 2010 vary between 5 and 25 years and the agreement may be renewed according to the specific law.

For leasing operations which cannot be cancelled with purchase option clause by residual value, and option of which will be certainly exercised, the Company takes into account the amount necessary to exercise said option for the purpose of calculating the monthly amortization amount, considering depreciation rates varying between 5% and 20%. The measurement of values is in line with CPC 06.

24.   Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to meet the needs of its employees, by contracting the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at June 30, 2010, amounted to R$1,131 (R$927 at June 30, 2009), employees’ contributions amounted to R$1,663 (R$1,484 at June 30, 2009) with 878 participants (831 at June 30, 2009).

25. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (unaudited)

	Parent Company

	2Q10	2Q09	6.30.2010	6.30.2009

Operating income	82,522	173,743	248,144	300,724

(+) Net financial expenses	68,365	41,108	130,955	85,813
(+) Equity accounting	(42,114)	(12,483)	(73,633)	(30,942)
(+) Depreciation and amortization	89,360	79,856	177,479	164,478
(+) Other operating income	76,659	(459)	76,329	(107)

EBITDA	274,792	281,765	559,274	519,966
Net revenue from sales	3,747,599	3,450,164	7,602,036	6,630,406
% EBITDA	7.3%	8.2%	7.4%	7.8%

	Consolidated

	2Q10	2Q09	6.30.2010	6.30.2009

Operating income	81,879	182,794	262,852	318,149

(+) Net financial expenses	168,990	61,084	273,460	132,273
(+) Equity accounting	(14,621)	(3,382)	(24,249)	(7,296)
(+) Depreciation and amortization	127,492	104,204	252,636	213,515
(+) Other operating income	31,173	420	40,593	787

EBITDA	394,913	345,120	805,292	657,428
Net revenue from sales	6,977,883	5,006,852	13,951,398	9,648,296
% EBITDA	5.7%	6.9%	5.8%	6.8%

26.  Statement of Value Added

	Parent Company				Consolidated
Description	6.30.2010%		6.30.2009%		6.30.2010%		6.30.2009%

Revenues
Sales of goods	8,425,898		7,517,808		15,601,091		10,932,663
Losses with doubtful accounts	(3,755)		(7,211)		125		(9,238)
Other revenues	(31,613)		32,016		41,557		41,066
	8,390,530		7,542,613		15,642,773		10,964,491
Inputs acquired from third parties
Cost of goods sold	(6,121,201)		(5,542,693)		(11,785,360)		(8,029,644)
Materials, electricity, third parties’ services and other	(669,663)		(557,977)		(1,220,504)		(806,076)
	(6,790,864)		(6,100,670)		(13,005,864)		(8,835,720)

Gross added value	1,599,666		1,441,943		2,636,909		2,128,771
Retentions
Depreciation and amortization	(177,479)		(162,604)		(252,636)		(213,514)

Net added value produced by entity	1,422,187		1,279,339		2,384,273		1,915,257

Received in transfer
Equity accounting	73,633		30,942		24,249		7,296
Minority interest	0		0		21,543		2,784
Financial revenues	108,531		114,580		144,340		120,996
	182,164		145,522		190,132		131,076

Total added value to distribute	1,604,351	100.0%	1,424,861	100.0%	2,574,405	100.0%	2,046,333	100.0%

Employees	657,098	40.9%	560,487	39.3%	1,074,481	42.2%	781,941	38.2%
Salaries	452,861	28.2%	383,776	26.9%	762,241	29.9%	546,798	26.7%
Profit sharing	11,566	0.7%	5,777	0.4%	18,199	0.7%	7,571	0.4%
Benefits	152,689	9.5%	137,256	9.6%	227,471	8.9%	182,516	8.9%
FGTS	39,982	2.5%	33,678	2.4%	66,570	2.6%	45,056	2.2%
Taxes, fees and contributions	365,386	22.8%	299,307	21.0%	575,469	21.5%	558,664	27.3%
Federal	199,943	12.5%	159,747	11.2%	361,617	13.1%	283,566	13.9%
State	131,285	8.2%	106,666	7.5%	143,416	5.6%	213,407	10.4%
Municipal	34,158	2.1%	32,894	2.3%	70,436	2.8%	61,691	3.0%
Financiers	393,373	24.5%	338,481	23.8%	735,961	28.9%	479,142	23.4%
Interest	239,486	14.9%	198,735	13.9%	417,800	16.4%	246,633	12.1%
Rentals	153,887	9.6%	139,746	9.8%	318,161	12.5%	232,509	11.4%
Dividends			0	0.0%				0.0%
Profit retention	188,494	11.8%	226,586	15.9%	188,494	7.4%	226,586	11.1%

Total added value distributed	1,604,351		1,424,861		2,574,405		2,046,333

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

São Paulo, Brazil, July 27, 2010 – Grupo Pão de Açúcar – (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 2nd quarter of 2010 (2Q10). The Company’s operating and financial information was prepared in accordance with the accounting practices adopted in Brazil and the Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A.; and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current corporate law (Law 6404). All comparisons are with the second quarter of 2009 (2Q09), except where stated otherwise.

In 2Q10, gross sales totaled R$7,815.4 million and EBITDA totaled R$394.9 million on a consolidated basis

[Consolidated comments – including Globex]		•	The consolidated result of FIC – Financeira Itaú CBD, expressed through equity income, amounted to R$14.6 million in the quarter.
•	GPA’s consolidated gross sales totaled R$7,815.4 million in 2Q10, 38.5% up on 2Q09, while net sales came to R$6,977.9 million, up by 39.4%.
•	Globex’s gross sales came to R$1,528.2 million, 55.8% up on the same period in 2009, while net sales grew by 71.6% to R$1,336.0 million.	•

Consolidated net income totaled R$62.3 million, jeopardized by the non-recurring impact of adherence to the tax installment payment in the amount of R$40.8 million, net of taxes, giving an adjusted net income of R$103.1 million.

•	Consolidated EBITDA reached R$394.9 million, a 14.4% year-on-year improvement, accompanied by an EBITDA margin of 5.7%.

Also in 2Q10, gross and net sales grew by 11.5% and 12.7%, respectively, on a comparable basis

[Comparable-basis comments – excluding Globex]

•	Gross sales totaled R$6,287.3 million in 2Q10, while net sales came to R$5,641.9 million, respective year-on-year growth of 11.5% and 12.7%.	•	EBITDA stood at R$359.7 million in absolute terms, a 4.2% improvement over 2Q09, with an EBITDA margin of 6.4%.

•	In same-store* terms, gross sales moved up by 9.9%, or 4.6% when deflated by the General IPCA consumer price index.	•	Assaí’s EBITDA came to R$22.8 million, with a margin of 3.4%.
•

Net income totaled R$82.5 million in the quarter, with a net margin of 1.5%, impacted by non-recurring tax installment payments. Excluding these effects, adjusted net income came to R$127.0 million, with a margin of 2.3%.

•	Gross profit came to R$1,398.2 million, 10.3% higher than in 2Q09.

*Same-store concept’ – includes only those stores that have been operational for at least 12 months, therefore excluding the Ponto Frio stores.

	2Q10	2Q10			1H10	1H10
	consolidated	C omparable Basis	2Q09	% Chg.	consolidated	Comparable	1H09	% Chg.
			consolidated			Basis	consolidated
	( inc. Ponto Frio )	(ex Ponto Frio)			( inc. Ponto Frio)
(R$ million)(1)						( ex Ponto Frio)
Gross Sales	7,815.4	6,287.3	5,641.3	11.5%	15,601.1	12,630.2	10,932.7	15.5%
Net Sales	6,977.9	5,641.9	5,006.9	12.7%	13,951.4	11,357.9	9,648.3	17.7%
Gross Profit	1,635.3	1,398.2	1,267.5	10.3%	3,307.1	2,804.7	2,443.7	14.8%
Gross Margin - %	23.4%	24.8%	25.3%	-50 bps(2)	23.7%	24.7%	25.3%	-60 bps (2)
Total Operating Expenses	1,240.4	1,038.4	922.3	12.6%	2,501.8	2,067.7	1,786.2	15.8%
% of Net Sales	17.8%	18.4%	18.4%	0 bps(2)	17.9%	18.2%	18.5%	-30 bps (2)
EBITDA	394.9	359.7	345.1	4.2%	805.3	737.0	657.4	12.1%
EBITDA Margin - %	5.7%	6.4%	6.9%	-50 bps(2)	5.8%	6.5%	6.8%	-30 bps (2)
Income before Income Tax	81.9	92.6	182.8	-49.3%	262.9	286.7	318.1	-9.9%
Net Income	62.3	82.5	131.7	-37.4%	188.5	212.4	226.6	-6.3%
Net Margin - %	0.9%	1.5%	2.6%	-110 bps(2)	1.4%	1.9%	2.4%	-50 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Operating Performance

The numbers related to Grupo Pão de Açúcar’s operating and financial performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assaí (Rede Atacadista Assaí) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. (Ponto Frio).

On December 4, 2009, Grupo Pão de Açúcar and Casas Bahia entered into a Joint Venture Agreement which established the terms and conditions governing the association between Globex and Casas Bahia. On February 3, 2010, GPA and Casas Bahia informed their shareholders and the market in general of the main terms of the Provisional Transaction Reversal Agreement (APRO), entered into with CADE, the Brazilian antitrust authority. On April 13, 2010, GPA and Globex published a Material Fact announcing that Casas Bahia and its partners had manifested their intention of reviewing the association that was the object of the Joint Venture Agreement.

On July 1, 2010, GPA and Globex executed an addendum to the Joint Venture Agreement, announced in a Material Fact on July 2, 2010. This addendum altered certain conditions of the association between Globex and Casas Bahia, guaranteeing the implementation of the transaction.

In July, 2010, GPA’s new organizational structure was implemented, with the adoption of a new integrated business management model. With the adoption of the new model, GPA seeks to evolve from a retail food company into a Multibusiness Conglomerate, which adheres to the group strategy, has a regional approach and seeks to capture synergies.

Sales Performance

 Gross sales grew by 11.5% in the quarter

	2Q10 Consolidated ( inc. Ponto Frio)	2Q10 Comparable Basis ( ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc. Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.

(R$ million)(1)
Gross Sales	7,815.4	6,287.3	5,641.3	11.5%	15,601.1	12,630.2	10,932.7	15.5%
Net Sales	6,977.9	5,641.9	5,006.9	12.7%	13,951.4	11,357.9	9,648.3	17.7%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the second quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 11.5% over the same period last year to R$6,287.3 million, while net sales climbed by 12.7% to R$5,641.9 million.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Ponto Frio stores), gross sales grew by 9.9%(1), giving real growth of 4.6% when deflated by the IPCA consumer price index(2). This performance was adversely impacted by the seasonal effect of the Easter holiday in April and substantial gross same-store sales growth of 13.2% in 2Q09. Net sales recorded nominal growth of 11.3%.

Also on a same-store basis, gross food sales grew by 7.9% in the period, with beverages and perishables doing particularly well. Non-food sales climbed by 16.2%, led by the electronics/household appliance category, which was boosted by the World Cup, as well as the drugstore and textile categories, which recorded higher increases than the non-food average.

The Group’s best-performing formats were Extra Supermercados, Extra Eletro and Assaí, which posted sales growth above the Group's average.

In the first half, Grupo Pão de Açúcar reported gross sales of R$12,630.2 million and net sales of R$11,357.9 million, 15.5% and 17.7% up, respectively, on the first six months of 2009.

In same-store terms, gross sales climbed by 12.4%, giving real growth of 7.0% when deflated by the IPCA(2), while net sales recorded nominal growth of 14.6%. Sales of food and non-food products increased by 10.6% and 17.8%, respectively.

[Consolidated comments – including Globex]

In the second quarter, Grupo Pão de Açúcar’s consolidated gross sales grew by 38.5% year-on-year to R$7,815.4 million, while net sales moved up by 39.4% to R$6,977.9 million.

Globex’s gross sales, including e-commerce operations, climbed by 55.8% over 2Q09 to R$1,528.2 million, while net sales increased by 71.6% to R$1,336.0 million. In same-store terms(3), gross sales grew by 54.6%, driven by Mother’s Day and the World Cup.

The Group’s gross e-commerce sales (Pontofrio.com.br and Extra.com.br) recorded period growth of 45.4% in the quarter.

In the first half, Grupo Pão de Açúcar recorded consolidated gross sales of R$15,601.1 million and net sales of R$13,951.4 million, 42.7% and 44.6% up, respectively, on the same period last year.

Globex’s gross sales climbed by 52.8% over 1H09 to R$2,970.9 million, while net sales increased by 69.5% to R$2,593.5 million. In same-store terms(3), Globex’s gross sales increased by 51.5%. Gross e-commerce sales (Pontofrio.com.br and Extra.com.br) posted period growth of 57.4%.

(1)    Note that as of 2Q10, the sales of Extra.com.br were consolidated into Globex's operations. However, for same-store comparative purposes, these sales are still reflected in GPA's figures.

(2)    Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA consumer price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

(3)    Ponto Frio’s same-store concept includes physical and electronic/wholesale sales.

Gross Profit

Growth of 10.3% in the quarter on a comparable basis

	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis ( ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis ( ex Ponto Frio)	1H09 consolidated	% Chg.

(R$ million)(1)
Gross Profit	1,635.3	1,398.2	1,267.5	10.3%	3,307.1	2,804.7	2,443.7	14.8%
Gross Margin - %	23.4%	24.8%	25.3%	-50 bps(2)	23.7%	24.7%	25.3%	-60 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the second quarter, gross profit totaled R$1,398.2 million, 10.3% up year-on-year, accompanied by a gross margin of 24.8%, down by 50 bps over 2Q09 but an improvement over the 24.6% recorded in the 1Q10. The main factors contributing to the year-on-year reduction were:

(i)             the increased share of Assaí in the Group’s sales, which had a negative impact of 40 bps, partially offset by higher gross profit in absolute terms (cash margin);

(ii)            the expansion of the ICMS tax substitution regime, which had a negative impact of 20 bps.

These impacts were also partially offset in the amount of 10 bps by more advantageous negotiations with suppliers and a more profitable product mix.

In the first half, gross profit amounted to R$2,804.7 million, 14.8% up on the same period last year, accompanied by a gross margin of 24.7%, 60 bps less than the 25.3% recorded in 1H09, chiefly due to the change in the ICMS tax substitution regime, which accounted for 50 bps.

[Consolidated comments – including Globex]

In the second quarter, consolidated gross profit came to R$1,635.3 million, with a margin of 23.4%. The reduction over the comparable-basis gross margin was primarily due to the higher share of electronics/household appliances in the Group’s total sales. These items have lower margins than food products.

In the first half, gross profit totaled R$3,307.1 million, a 35.3% improvement over the first six months of 2009, while the gross margin stood at 23.7%.

Total Operating Expenses

Operating expenses remained stable in the quarter,

accounting for 18.4% of net sales

	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated (3)	% C hg.

(R$ million)(1)
Selling Expenses	1,080.0	884.0	783.3	12.9%	2,117.3	1,738.7	1,512.3	15.0%
Gen. Adm. Exp.	160.4	154.4	139.0	11.0%	384.5	329.0	273.9	20.1%
Total Operating Expenses	1,240.4	1,038.4	922.3	12.6%	2,501.8	2,067.7	1,786.2	15.8%
% of Net Sales	17.8%	18.4%	18.4%	0 bps(2)	17.9%	18.2%	18.5%	-30 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

* Reclassification in Selling, General and Administrative Expenses in 2009 for better comparison purposes.

[Comparable-basis comments – excluding Globex]

In the second quarter, total operating expenses (including selling, general and administrative expenses) increased by 12.6% year-on-year to R$1,038.4 million, chiefly due to two factors: (i) the opening of 62 stores in the last 12 months; and (ii) higher expenses with advertising, marketing and IT.  As a percentage of net sales, operating expenses remained flat at 18.4% the same on 2Q09.

In the first half, total operating expenses totaled R$2,067.7 million, 15.8% more than in 1H09, and represented 18.2% of  net sales, 30 bps down on the same period last year.

[Consolidated comments – including Globex]

In the second quarter, operating expenses amounted to R$1,240.4 million, equivalent to 17.8% of net sales.

In the first half, total operating expenses stood at R$2,501.8 million, equivalent to 17.9% of net sales.

EBITDA

Growth of 4.2% in the quarter on a comparable basis

EBITDA
	2Q10 Consolidated (inc Ponto Frio )	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% C hg.	1H10 Consolid ated (inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.
(R$ million)(1)
EBITDA	394.9	359.7	345.1	4.2%	805.3	737.0	657.4	12.1%
EBITDA Margin - %	5.7%	6.4%	6.9%	-50 bps(2)	5.8%	6.5%	6.8%	-30 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the second-quarter, EBITDA totaled R$359.7 million in absolute terms, 4.2% up year-on-year, while the EBITDA margin stood at 6.4%, down by 50 bps in comparison with 2Q09 due to the same factors that negatively impacted the gross margin and total operating expenses.

In the first half, EBITDA came to R$737.0 million, 12.1% more than the same period last year, while the EBITDA margin narrowed from 6.8%, in 1H09, to 6.5%.

[Consolidated comments – including Globex]

In the second quarter, consolidated EBITDA stood at R$394.9 million, 14.4% up on 2Q09, with a margin of 5.7%. Globex’s margin stood at 2.6%, identical to the 1Q10 figure.

In the first half, EBITDA amounted to R$805.3 million, with a margin of 5.8%.

Net Financial Result

 Growth of 50.2% in the quarter on a comparable basis

(R$ million)(1)	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.
Financ. Revenue	70.0	67.4	55.0	22.6%	144.3	137.0	121.0	13.2%
Financ. Expenses	(239.0)	(159.2)	(116.1)	37.1%	(417.8)	(306.2)	(253.3)	20.9%
Net Financial Income	(169.0)	(91.8)	(61.1)	50.2%	(273.5)	(169.2)	(132.3)	27.9%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the second quarter, financial revenue grew by 22.6% over 2Q09 thanks to the higher average cash position, while financial expenses moved up from 37.1% to R$159.2 million, due to:  (i) the period R$12.6 million increase in the average gross debt; (ii) the mark-to-market effect of financial instruments in the amount of R$9.7 million; and (iii) the monetary restatement of tax installment payments totaling R$8.4 million. Consequently, the net financial result was an expense of R$91.8 million, 50.2% higher than in 2Q09.

The Group’s capital structure remains solid, with stable cash flow, although net debt has increased, leading to a net debt/EBITDA ratio of 0.97x.

[Consolidated comments – including Globex]

In the second quarter, the consolidated net financial result was an expense of R$169.0 million. The net debt/EBITDA ratio stood at 1.1x, due to Globex’s limited contribution to the Group’s total EBITDA.

Equity Income

FIC’s result came to R$14.6 million in the quarter

With the incorporation of Banco Investcred (Financeira Globex) by FIC (Financeira Itaú CBD) on October 1, 2009 and given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, excluding Globex, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

In the second quarter, FIC, including Globex’s operations, accounted for 15.0% of total sales, closing the period with 7.4 million clients and a receivables portfolio of R$3.1 billion. Default remained under control, thanks to a rigorous credit-granting policy and the acceptance of the Ponto Frio Flex Card in GPA stores and vice-versa.

As a result, FIC’s equity income was R$14.6 million, a hefty 332.3% more than the same period a year earlier. Of this total, R$10.7 million went to Grupo Pão de Açúcar and R$4.0 million to Globex.

In the first half, equity income’s results, including Globex’s, totaled R$24.2 million, of which R$16.9 million went to Grupo Pão de Açúcar and R$7.3 million to Globex. Note that FIC’s results on a comparable basis, thus excluding Globex, more than doubled over the same period in 2009, thanks to several competitive initiatives, including exclusive benefits, advantages and promotional campaigns for FIC card holders.

Net Income

Adjusted net income totaled R$127.0 million in 2Q10 on a comparable basis

(R$ million)(1)	2Q10 Consolidated ( inc Ponto Frio)	2Q10 Comparable Basis (ex Ponto Frio)	2Q09 Consolidated	% Chg.	1H10 Consolidated ( inc Ponto Frio)	1H10 Comparable Basis (ex Ponto Frio)	1H09 consolidated	% Chg.
Net Income	62.3	82.5	131.7	-37.4%	188.5	212.4	226.6	-6.3%
Net Margin - %	0.9%	1.5%	2.6%	-110 bps(2)	1.4%	1.9%	2.4%	-50 bps (2)
Tax Installments	64.5	70.1	-	-	64.5	70.1	-	-
Income Tax	(6.2)	(8.1)	-	-	(6.2)	(8.1)	-	-
Minority Interest	(17.5)	(17.5)	-	-	(17.5)	(17.5)	-	-
Adjusted Net Income	103.1	127.0	131.7	-3.6%	229.3	256.9	226.6	13.4%
Adjusted Net Margin - %	1.5%	2.3%	2.6%	-30 bps(2)	1.6%	2.3%	2.4%	-10 bps (2)
(1) Totals may not tally as the figures are rounded off (2) Basis point

[Comparable-basis comments – excluding Globex]

In the second quarter, net income came to R$82.5 million, 37.4% down on the same period last year, with a net margin of 1.5%, jeopardized by the non-recurring impact of adherence to the tax  installment payment program. Net of income tax and minority interests, this came to R$44.5 million (R$70.1 million gross). Excluding this amount, adjusted net income stood at R$127.0 million, 3.6% less than in 2Q09.

In the first half, net income totaled R$212.4 million, equivalent to 1.9% of net sales. Excluding the above-mentioned effect, adjusted net income came to R$256.9 million, 13.4% up year-on-year.

[Consolidated comments – including Globex]

In the second quarter, consolidated net income stood at R$62.3 million, accompanied by a net margin of 0.9%, impacted by the non-recurring installment payment of tax debts. This amount, net of income tax and minority interest, comes to R$40.8 million, giving an adjusted net income of R$103.1 million and a net margin of 1.5%.

In the first half, consolidated net income came to R$188.5 million, equivalent to 1.4% of net sales. Excluding the effects mentioned above, adjusted net income stood at R$229.3 million, with a margin of 1.6%.

Assaí Atacadista

EBITDA margin widened by 50 bps in the quarter

In the second quarter, Assaí recorded gross sales of R$742.5 million, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins, 47.1% up on 2Q09, fueled by the opening of new stores and the conversion of existing ones in the last 12 months and the format’s improved operating result. Net sales climbed by 46.7% to R$668.0 million.

Gross profit totaled R$103.3 million, with a margin of 15.5%, same level as in 2Q09. Total operating expenses came to R$80.5 million, 40.3% up on 2Q09, but still less than the 47.1% upturn in net sales in the same period. As a percentage of net sales, total operating expenses fell from 12.6% in 2Q09 to 12.1%, due to stringent control over expenses and synergy gains with Grupo Pão De Açúcar, enabling the Company to reinvest in price competitiveness without jeopardizing profit margins.

EBITDA amounted to R$22.8 million, with a margin of 3.4%, up by 50 bps, thanks to substantial sales growth, more advantageous negotiations with suppliers and the rationalization of expenses.

In the first half, Assaí posted gross sales of R$1,412.4 million and net sales of R$1,276.7 million, 49.4% and 50.6% up, respectively, on 1H09.

Gross profit totaled R$181.7 million, with a margin of 14.2%, down 40 bps on 1H09. Total operating expenses amounted to R$142.9 million, representing 11.2% of net sales.

EBITDA came to R$38.8 million, 216.7% up year-on-year, with an EBITDA margin of 3.0%, an improvement of 160 bps over the same period in the previous year.

Globex Utilidades S.A.

In same-store terms, gross sales increased by 54.6%

In the second quarter of 2010, gross sales climbed by 55.8% over 2Q09 to
R$1,528.2 million, while net sales came to R$1,336.0 million, up by 71.6%.

Gross profit totaled R$237.2 million, 80.5% up on the same period last year, with a gross margin of 17.8%, a 90 bps improvement, chiefly due to more advantageous negotiations with suppliers and the incorporation of a more profitable mix, reflecting the measures introduced in the first quarter and which continued to generate positive results in the second.

Total operating expenses (including selling, general and administrative expenses) fell by 35.6% year-on-year to R$202.0 million. Excluding non-recurring effects occurred in 2Q09, amounting to R$97.0 million, total operating expenses would have come to R$216.8 million in 2Q09, R$14.8 million higher than 2Q10. In percentage-of-net-sales terms, however, there was a 1270 bps improvement over 2Q09.

EBITDA was a positive R$35.2 million, with a margin of 2.6%, versus a negative R$182.4 million posted in 2Q09.

The net financial result was a negative R$77.2 million, versus a negative R$25.4 million in 2Q09, impacted chiefly by: (i) the increased share of non-interest-bearing installment sales, leading to an upturn in the volume of discounted receivables in relation to 2Q09; (ii) the higher debt due to new working capital funding; and (iii) changes in the criterion for booking the cost of new discounted receivables, which are now recognized in the same month as the discount, given that the Company is no longer subject to the risk that these credits may not be realized.

Equity income, considering Globex’s 14% interest in FIC and 50% interest in the remaining equity of BINV, came to R$4.0 million, thanks to rigorous credit granting criteria and the acceptance of Ponto Frio cards in Grupo Pão de Açúcar stores and vice-versa. It is also worth mentioning several competitive initiatives, such as exclusive benefits, advantages and promotional campaigns for FIC card users.

Net income totaled R$36.0 million, a R$318.7 million improvement over the loss recorded in 2Q09.

Excluding the non-recurring items in 2Q10 related to: (i) the reversal of provisions constituted due to the adherence to state and municipal tax repayment installment plans; and, chiefly, (iii) the amount arising from the “First Addendum to the Joint Venture Agreement” between Globex, CBD and Casas Bahia, which granted Globex the right to indemnification by CBD of certain recognized contingencies owed by Globex as of June 30, 2010, the result would be impacted in R$59.9 million, net of taxes, which would bring to a negative R$23.9 million in 2Q10, versus a negative R$94.0 million in 2Q09, also adjusted for non-recurring items, and an improvement of R$70.1 million.

In the first half, gross sales totaled R$2,970.9 million, 52.8% up on the same period last year, while net sales grew by 69.5% to R$2,593.5 million. In same-store terms, gross sales increased by 51.5% over 1H09. Gross profit climbed by 77.1% year-on-year, while the gross margin widened by 80 bps.

Total operating expenses amounted to R$434.1 million, 12.0% down on 1H09 and equivalent to 16.7% of net sales, versus 32.3% in the same period last year.

Excluding non-recurring items totaling R$97.0 million in 1H09, these expenses would come to R$396.4 million in 1H09, an increase of R$37.7 million in absolute terms and a reduction of 920 bps in percentage-of-net-revenue terms in 1H10  thanks to improved expense management and controls in this semester.

EBITDA came to R$68.3 million, with a margin of 2.6%, versus the negative R$209.7 million posted in 1H09.

The net financial result totaled R$104.3 million, R$68.9 million up year-on-year in absolute terms.

Equity income amounted to R$7.3 million.

Net income came to R$32.3 million, versus the R$318.2 million loss recorded in 1H09. Excluding non-recurring effects, Globex would have declared a net loss of R$27.6 million in 1H10, versus a loss of R$129.5 million in 1H09, an improvement of R$101.9 million.

Investments

The Group invested R$182.4 million in 2Q10

[Consolidated comments – including Globex]

Grupo Pão de Açúcar invested a total of R$182.4 million in 2Q10, versus R$113.8 million in 2Q09.

In the second quarter, the Group opened 13 new stores: 1 Assaí store in Ceará state, 2 Ponto Frio stores in Santa Catarina state and the Federal District and 10 stores in São Paulo (1 Pão de Açúcar, 1 Extra Hipermercado and 8 Extra Fácil). In addition, 2 CompreBem stores were converted into the Extra Supermercado format in São Paulo.

The main quarterly investments were:

•         R$46.7 million in the opening and construction of new stores and the acquisition of strategic sites;

•         R$84.2 million in store renovations and conversions;

•         R$51.5 million in infrastructure (technology and logistics) and others.

In the first half, the Group invested R$389.4 million, 81.9% more than in 1H09 and in line with the Group’s strategy.

Dividend Payments

R$19.6 million to be paid as dividends in the quarter

On July 27, 2010, the Board of Directors approved the prepayment of interim dividends of R$0.08 per class A preferred share and R$ 0.0727272 per common share according to anticipation on intermediate dividends. 2Q10 dividends will total R$19.6 million, in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of August 3, 2009.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

Dividends in relation to the second quarter of 2010 will be paid on August 17, 2010. Shareholders registered as such on August 03, 2010 will be entitled to receive the payment. As of August 4, 2010, shares will be traded ex-dividends until the payment date.

Breakdown of Gross Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,145,202	14.7%	976,579	18.5%	17.3%
Extra(1)	3,201,071	41.1%	2,646,573	50.0%	21.0%
CompreBem	708,936	9.1%	678,508	12.8%	4.5%
Extra Eletro	119,963	1.5%	96,895	1.8%	23.8%
Sendas(2)	494,183	6.3%	451,943	8.5%	9.3%
Assaí	673,612	8.7%	440,818	8.3%	52.8%
Ponto Frio(3)	1,442,684	18.5%
Grupo Pão de Açúcar	7,785,652	100.0%	5,291,316	100.0%	47.1%
GPA ex Ponto Frio	6,342,968	-	5,291,316	100.0%	19.9%

2nd Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,163,642	14.9%	1,051,236	18.6%	10.7%
Extra(1)(4)	3,110,821	39.8%	2,843,410	50.4%	9.4%
CompreBem	680,594	8.7%	695,904	12.3%	-2.2%
Extra Eletro	127,863	1.6%	104,017	1.8%	22.9%
Sendas(2)	456,881	5.8%	441,936	7.8%	3.4%
Assaí	747,461	9.6%	504,844	8.9%	48.1%
Ponto Frio(3)(4)	1,528,178	19.6%
Grupo Pão de Açúcar	7,815,440	100.0%	5,641,347	100.0%	38.5%
GPA ex Ponto Frio	6,287,261	-	5,641,347	100.0%	11.4%

1st Half	2010	%	2009	%	Chg.(%)
Pão de Açúcar	2,308,844	14.8%	2,027,815	18.5%	13.9%
Extra(1)(4)	6,311,891	40.5%	5,489,982	50.2%	15.0%
CompreBem	1,389,530	8.9%	1,374,412	12.6%	1.1%
Extra Eletro	247,827	1.6%	200,912	1.8%	23.4%
Sendas(2)	951,064	6.1%	893,880	8.2%	6.4%
Assaí	1,421,073	9.1%	945,662	8.6%	50.3%
Ponto Frio(3)(4)	2,970,862	19.0%
Grupo Pão de Açúcar	15,601,091	100.0%	10,932,663	100.0%	42.7%
GPA ex Ponto Frio	12,630,229	-	10,932,663	100.0%	15.5%

(1) Includes Extra Fácil and Extra Perto sales
(2) Sendas stores which are part of Sendas Distribuidora S/A
(3) Ponto Frio sales as of 3Q09
(4) As of 2Q10, Extra.com.br sales are included in Globex operations

Breakdown of Net Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,035,285	14.8%	863,537	18.6%	19.9%
Extra(1)	2,863,267	41.1%	2,299,452	49.5%	24.5%
CompreBem	656,835	9.4%	608,547	13.1%	7.9%
Extra Eletro	111,032	1.6%	76,711	1.7%	44.7%
Sendas(3)	437,602	6.3%	400,786	8.6%	9.2%
Assaí	612,023	8.8%	392,411	8.5%	56.0%
Ponto Frio(3)	1,257,471	18.0%
Grupo Pão de Açúcar	6,973,515	100.0%	4,641,444	100.0%	50.2%
GPA ex Ponto Frio	5,716,044	-	4,641,444	100.0%	23.2%

2nd Quarter	2010	%	2009	%	Chg.(%)
Pão de Açúcar	1,047,451	15.0%	941,881	18.8%	11.2%
Extra (1) (4)	2,773,193	39.7%	2,501,232	50.0%	10.9%
CompreBem	629,360	9.0%	635,971	12.7%	-1.0%
Extra Eletro	118,190	1.7%	86,886	1.7%	36.0%
Sendas (2)	401,096	5.7%	385,401	7.7%	4.1%
Assaí	672,576	9.6%	455,482	9.1%	47.7%
Ponto Frio (3) (4)	1,336,017	19.1%
Grupo Pão de Açúcar	6,977,882	100.0%	5,006,852	100.0%	39.4%
GPA ex Ponto Frio	5,641,865	-	5,006,852	100.0%	12.7%

1st Half	2010	%	2009	%	Chg.(%)
Pão de Açúcar	2,082,736	14.9%	1,805,418	18.7%	15.4%
Extra(1) (4)	5,636,460	40.4%	4,800,684	49.8%	17.4%
CompreBem	1,286,195	9.2%	1,244,518	12.9%	3.3%
Extra Eletro	229,222	1.6%	163,597	1.7%	40.1%
Sendas (2)	838,698	6.0%	786,187	8.1%	6.7%
Assaí	1,284,598	9.2%	847,893	8.8%	51.5%
Ponto Frio(3) (4)	2,593,488	18.6%
Grupo Pão de Açúcar	13,951,397	100.0%	9,648,296	100.0%	44.6%
GPA ex Ponto Frio	11,357,909	-	9,648,296	100.0%	17.7%

(1) Includes Extra Fácil and Extra Perto sales
(2) Sendas stores which are part of Sendas Distribuidora S/A
(3) Ponto Frio sales as of 3Q09
(4) As of 2Q10, Extra.com.br sales are included in Globex operations

Sales Breakdown (% of Net Sales)

	2010			2009
	2nd Quarter Consolidated ( inc Globex)	2nd Quarter comparable basis	1st Half Consolidated (inc Globex)	1st Half comparable basis	2nd Quarter Consolidated ( inc Globex)	1st Half comparable basis
Cash	46.0%	49.5%	46.3%	49.5%	48.6%	49.2%
Credit Card	47.0%	42.5%	46.3%	42.2%	42.4%	41.4%
Food Voucher	6.2%	7.7%	6.5%	8.0%	7.9%	8.2%
Credit	0.7%	0.3%	0.8%	0.3%	1.0%	1.1%
Post-dated Checks	0.2%	0.3%	0.2%	0.3%	1.0%	1.0%
Installment Sales	0.5%	0.0%	0.5%	0.0%	0.0%	0.1%

Stores Openings / Closings / Conversions per Format

	Pão de	Extra	Extra-			Extra	Extra		Ponto	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro	Compre Bem	Sendas	Super	Fácil	Assaí	Frio	de Açúcar	Area (m2)	Employees
06/30/2009	144	101	47	163	71	5	40	32	0	603	1,362,415	69,978
12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244
03/31/2010	145	104	47	155	67	13	61	42	455	1,089	1,755,298	84,468
Opened	1	1					8	1	2	13
Closed										-
*Converted				-2		2				-
06/30/2010	146	105	47	153	67	15	69	43	457	1,102	1,767,133	87,489

2Q10 Results Conference Call

Wednesday, July 28, 2010

Conference Call in Portuguese with simultaneous translation into English:

10:30 a.m. - Brasília Time | 9:30 a.m. - New York time

Dial-in:  +1 (866) 890-2584 (US only)
               +55 (11) 2188-0188 (other countries) Code: GPA

A live webcast is available on the Company’s site: www.grupopaodeacucar.com.br/ir/gpa. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0188 – Code: GPA

Investor Relations

Daniela Sabbag	Adriana Tye Kasaishi Yoshikawa	Investor Relations
daniela.sabbag@grupopaodeacucar.com.br	adrianak@grupopaodeacucar.com.br	Telephone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677

Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.grupopaodeacucar.com.br/ir/gpa

Vinicius Lobo	Kate Tiemi Ueda Murano
vinicius.lobo@grupopaodeacucar.com.br	kate.murano@grupopaodeacucar.com.br

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Group. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Grupo Pão de Açúcar operates 1,102 stores, 80 gas stations and 153 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assaí), and e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. Thanks to the recent association with Casas Bahia, the Group will add around 508 more points of sale and an e-commerce site (www.casasbahia.com.br). In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	-0.03
COMMERCIAL, INDUSTRY AND OTHER		1	1

02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	24.23
COMMERCIAL, INDUSTRY AND OTHER		1,444,656	1,444,656

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	-0.75
COMMERCIAL, INDUSTRY AND OTHER		607,084	607,084

04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.05
COMMERCIAL, INDUSTRY AND OTHER		100	100

06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	100.00	2.05
COMMERCIAL, INDUSTRY AND OTHER		15,010	15,010

07	CBD HOLLAND B.V.	. . / -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER		1	1

08	CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, INDUSTRY AND OTHER		2	2

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001-53	PRIVATE SUBSIDIARY	24.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9	9

10	XANTOCARPA PARTICIPAÇÕES LTDA	10.246.989/0001-71	PRIVATE SUBSIDIARY	99.99	0.06
COMMERCIAL, INDUSTRY AND OTHER		28,672	28,672

11	VERDRA EMPREENDIMENTOS E PARTICIP. S.A.	07.170.941/0001-12	PRIVATE SUBSIDIARY	90.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9	9

12	VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA	07.145.976/0001-00	PRIVATE SUBSIDIARY	100.00	-0.01
COMMERCIAL, INDUSTRY AND OTHER		12,010	12,010

13	BELLAMAR E,PREEND E PARTICIPAÇÕES LTDA	06.950.710/0001-69	PRIVATE SUBSIDIARY	100.00	2.39
COMMERCIAL, INDUSTRY AND OTHER		10	10

16	GLOBEX UTILIDADES S/A	33.041.260/0652-90	PUBLIC SUBSIDIARY	99.99	9.16
COMMERCIAL, INDUSTRY AND OTHER		122,287	122,287

17	BRUXELAS EMPREEND. E PARTIC.	07.170.938/0001-07	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		10	10

18	DALLAS EMPREEND. E PART. S/S	07.170.934/0001-10	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		10	10

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,312.67
14- ISSUED AMOUNT (Thousands of Reais)	544,146
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2010

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,312.67
14- ISSUED AMOUNT (Thousands of Reais)	241,490
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2010

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	04
2 – ISSUE ORDER NUMBER	7
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	6/15/2009
9 - DUE DATE	6/5/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,110,348.42
14- ISSUED AMOUNT (Thousands of Reais)	216,354
15- NUMBER OF DEBENTURES ISSUED (UNIT)	200
16 - OUTSTANDING DEBENTURES (UNIT)	200
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	6/5/2011

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	05
2 – ISSUE ORDER NUMBER	8
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	12/15/2009
9 - DUE DATE	12/15/2014
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,051,115.79
14- ISSUED AMOUNT (Thousands of Reais)	513,098
15- NUMBER OF DEBENTURES ISSUED (UNIT)	1,000,000
16 - OUTSTANDING DEBENTURES (UNIT)	1,000,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/15/2012

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO									Shareholding on 6/30/2010 (In units)
Shareholder	Common Shares		PNA Shares		PNB Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	1,107,913	0.73%	-	0.00%	1,107,913	0.70%	66,507,913	25.83%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	1,357,294	0.90%	-	0.00%	1,357,294	0.86%	29,976,472	11.64%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,527,380	13.59%	-	0.00%	20,527,380	13.01%	20,527,380	7.97%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	-	0.00%	-	0.00%	5,600,052	2.18%
SEGISOR *	-	0.00%	4,027,409	2.67%	1,064,345	15.89%	5,091,754	3.23%	5,091,754	1.98%
SWORDFISH INVESTMENTS LIMITED*	-	0.00%	252,662	0.17%	360,945	5.39%	613,607	0.39%	613,607	0.24%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	6,078,592	4.02%	660,788	9.87%	6,739,380	4.27%	6,739,380	2.62%
MORZAN EMPREENDIMENTOS E PART. LTDA.	-	0.00%	60,034	0.04%	1,452,329	21.68%	1,512,363	0.96%	1,512,363	0.59%
BLACKROCK INC.*	-	0.00%	12,885,704	8.53%	-	0.00%	12,885,704	8.17%	12,885,704	5.01%
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LTD.*	-	0.00%	9,583,662	6.34%	-	0.00%	9,583,662	6.07%	9,583,662	3.72%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,055,172	2.68%	-	0.00%	4,055,172	2.57%	4,055,172	1.58%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,608,467	1.73%	-	0.00%	2,608,467	1.65%	2,608,467	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	648,729	0.43%	-	0.00%	648,729	0.41%	648,729	0.25%
MARLIN INVESTMENTS LTD.*	-	0.00%	32,000	0.02%	-	0.00%	32,000	0.02%	32,000	0.01%
TREASURY SHARES	-	0.00%	232,586	0.15%	-	0.00%	232,586	0.15%	232,586	0.09%
OTHER	60,621	0.06%	87,618,486	58.00%	3,159,532	47.17%	90,778,018	57.54%	90,838,639	35.28%
TOTAL	99,679,851	100.00%	151,076,090	100.00%	6,697,939	100.00%	157,774,029	100.00%	257,453,880	100.00%
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	25.49
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	39,179,308	100.00	59,554,308	74.51
TOTAL	40,750,000	100.00	39,179,308	100.00	79,929,308	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
CASINO GUICHARD PERRACHON			Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Interest in Total Capital		% of Voting Rights
	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	250,659,233	37.47	3	42.86	250,659,236	61.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	14.29	39,260,448	9.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	15.63	1	14.29	39,260,448	9.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	14.29	39,260,448	9.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	15.63	1	14.29	39,260,448	9.63
TOTAL	407,701,021	100.00	7	100.00	407,701,028	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00
(**) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding on 6/30/2010 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00
(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 6/30/2010
Shareholder	Common Shares		PNA Shares		PNB Shares		Total
	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	40,714,140	26.95%	2,086,078	31.15%	142,419,549	55.32%
Management
Board of Directors	-	0.00%	4,371	0.00%	-	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	536,063	0.35%	2,689	0.04%	538,752	0.21%
Fiscal Council	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Treasury Shares	-	0.00%	232,586	0.15%	-	0.00%	232,586	0.09%
Other Shareholders	60,520	0.06%	109,588,930	72.54%	4,609,172	68.81%	114,258,622	44.38%
Total	99,679,851	100.00%	151,076,090	100.00%	6,697,939	100.00%	257,453,880	100.00%
Outstanding Shares	60,520	0.06%	109,588,930	72.54%	4,609,172	68.81%	114,258,622	44.38%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 6/30/2009
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	36,451,306	26.44%	136,070,637	57.29%
Management
Board of Directors	-	0.00%	4,371	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	104,232	0.08%	104,232	0.04%
Fiscal Council	-	0.00%	-	0.00%	-	0.00%
Treasury Shares	-	0.00%	369,600	0.27%	369,600	0.16%
Other Shareholders	60,520	0.06%	100,917,107	73.21%	100,977,627	42.51%
Total	99,679,851	100.00%	137,846,616	100.00%	237,526,467	100.00%
Outstanding Shares	60,520	0.06%	100,917,107	73.21%	100,977,627	42.51%

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

21.01 – SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP

1. We have performed a review of the accompanying  unconsolidated and consolidated  Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and the Company and subsidiaries for the quarter ended June 30, 2010, including the balance sheets, statements of income, shareholders’ equity, cash flows, added value, notes to the quarterly financial information and Company’s performance comments prepared under responsibility of Management of the Company.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s and subsidiaries accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s and  subsidiaries operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred in paragraph 1 for it to comply with accounting practices adopted in Brazil and Brazilian Securities Exchange Commission (“CVM”) instructions, applicable to the preparation of Quarterly Financial Information.

4. As mentioned in Note 2, during 2009, CVM approved several accounting pronouncements, interpretations and guidances, which were issued by the Accounting Pronouncements Committee (CPC), with mandatory application in 2010. These accounting pronouncements, interpretations and guidance change the accounting practices adopted in Brazil. According to the Deliberation CVM no. 603/09, Management of the Company chose to present the Quarterly Financial Information (ITR) prepared according to the accounting practices adopted in Brazil until December 31, 2009, not adopting the new accounting rules applicable for 2010. As required by the Deliberation CVM no. 603/09, the Company described in Note 2 the main changes that could have impact over the financial statements for  December 31, 2010, and clarifications over the reasons that preclude the estimation of impacts in the shareholoders’ equity and net income.

São Paulo, July 22, 2010.

ERNST & YOUNG

Auditores Independentes S.S.

CRC 2SP015199/O-6

Sergio Citeroni

Contador CRC -1SP170652/O-1

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCILA LTDA

See Item 12.01 – Comments on the Consolidated Performance during the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADO LTDA

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORAS S.A

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 12.01 – Comments on the Consolidated Performance during the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VEDRA EMPREENDIMENTOS E PARTICIP. S.A.

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: GLOBEX UTILIDADES S/A

See Item 12.01 – Comments on the Consolidated Performance During the Quarter

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010	Brazilian Corporation Law

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	04- STATEMENT OF CASH FLOWS	9
05	01	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 4/1/2010 TO 6/30/2010	11
05	02	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM1/1/2010 TO 6/30/2010	12
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01- CONSOLIDATED STATEMENT OF CASH FLOWS	18
11	01	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 4/1/2010 TO 6/30/2010	20
11	02	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 6/30/2010	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE DURING THE QUARTER	88
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	89
13	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	103
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	105
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	109
21	01	SPECIAL REVIEW REPORT	112
		NOVASOC COMERCIAL LTDA	114
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SE SUPERMERCADOS LTDA	115
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SENDAS DISTRIBUIDORA S.A.	116
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		PA PUBLICIDADE LTDA	117
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		BARCELONA COM. VAREJISTA ATACADISTA LTDA	118
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		CBD HOLLAND B.V.	119
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		CBD PANAMA TRADING CORP	120
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SAPER PARTICIPAÇÕES LTDA	121
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		VEDRA EMPREENDIMENTOS E PARTICIP. S.A	122
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA	123
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA	124
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		GLOBEX UTILIDADES S/A	125

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 29, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.